UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JUNE 1, 2005


                                  ------------

                                XENOVA GROUP PLC
             (Exact name of Registrant as specified in its charter)


                              957 BUCKINGHAM AVENUE
                                     SLOUGH
                                    BERKSHIRE
                                    SL1 4NL
                                       UK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

                                     Xenova

                                Xenova Group plc















                          2004 Annual Report & Accounts

Xenova Group plc (the Company) is a UK-based biopharmaceutical company focused on the development of novel drugs for the treatment of cancer and addiction with a secondary focus on immunotherapy.

The Company has a broad pipeline of drug candidates in clinical development including its lead product candidate, TransMID(TM), for the treatment of glioblastoma multiforme, which is in Phase III.

CONTENTS

CONTENTS.......................................................................1

2004 HIGHLIGHTS................................................................2

CHAIRMAN'S STATEMENT AND CHIEF EXECUTIVE'S REVIEW..............................3

       AREAS OF FOCUS..........................................................6

       PROGRAMMES..............................................................7

FINANCIAL REVIEW..............................................................12

DIRECTORS.....................................................................16

       SCIENTIFIC ADVISORY BOARD..............................................17

REPORT OF THE DIRECTORS.......................................................18

CORPORATE GOVERNANCE..........................................................21

CORPORATE AND SOCIAL RESPONSIBILITY (CSR).....................................27

REMUNERATION REPORT...........................................................29

INDEPENDENT AUDITORS' REPORT..................................................36

CONSOLIDATED PROFIT & Loss Account............................................37

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES..........................38

CONSOLIDATED AND COMPANY BALANCE SHEETS.......................................39

CONSOLIDATED CASH FLOW STATEMENT..............................................40

RECONCILIATION OF NET CASH TO MOVEMENT IN NET FUNDS...........................41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS................................42

GLOSSARY......................................................................58


In this Annual Report and Accounts, the terms "Xenova" and "Group" mean the Company and its subsidiary undertakings from time to time, or any one of them as the context may require.

2004 HIGHLIGHTS

Financial

[GBP]m                                                    YEAR ENDED  YEAR ENDED
                                                         31 DECEMBER 31 DECEMBER
                                                                2004        2003
--------------------------------------------------------------------------------
Revenue                                                          4.6         7.7
Cash outflow(1)                                                (13.9)      (14.3)
Cash, short-term deposits and investments                       13.0        27.5

(1) Cash outflow stated before financing and management of liquid resources

Operational

o TransMID(TM): SPA agreed with FDA in May 2004; patient recruitment commenced in July 2004

o TA-NIC: successful results from a second Phase I trial also provided anecdotal indication of efficacy

o      TA-CD: positive results of two dose escalation Phase II studies

o Planned disposals completed: sale of Farnham, UK; sale of Edmonton, Canada; lease agreement for vacant space at Cambridge Science Park, UK

o Novel DNA Targeting Agents: Millennium to cease funding programme after completion of Phase I studies

CHAIRMAN'S STATEMENT AND CHIEF EXECUTIVE'S REVIEW

In 2004 the Group made good progress particularly with respect to TransMID(TM) and the addiction therapies. The Company obtained agreement with the FDA for the revised SPA for TransMID(TM), and the first Phase III trial is now actively recruiting in Europe, the US and Israel. Encouraging anecdotal indications of efficacy have been seen with both novel addiction therapies, TA-NIC for nicotine and TA-CD for cocaine.

Operationally the Group completed the planned disposals and achieved the targeted cost reductions following the merger with KS Biomedix.

There was also a successful outcome to the MHRA Good Clinical Practice (GCP) inspection of the Group, carried out in December 2004.

TRANSMID(TM): Following discussions with the Food and Drug Administration (FDA) in the US, the revised protocol for the TransMID(TM) Phase III clinical trials was agreed under a Special Protocol Assessment (SPA) procedure. The revised proposal submitted by Xenova was to change from a single Phase III study to perform two smaller Phase III trials each with a reduced number of patients in order to reduce the level of financial risk involved.

Following agreement of the SPA, the first patient was dosed in July and recruitment is on-going. The number of participating centres is now expected to increase from the original target of 50 to approximately 65 and the process of identifying and initiating these centres is underway.

The Company has been supporting recruitment into the TransMID(TM) Phase III trial through a number of routes. Articles have appeared in a number of physician and oncology publications describing the study and its objectives. In the autumn, Xenova launched the website www.gbmtrial.com dedicated to providing information on the TransMID(TM) clinical trial to potential patients, their families and doctors.

ADDICTION VACCINES: In 2004 the novel addiction therapies, TA-NIC for nicotine addiction and TA-CD for cocaine addiction both reported positive data from their Phase I and Phase II clinical trials respectively. There is a clear medical and social need for improved treatments to help those addicted.

NOVEL DNA TARGETING AGENTS: In the autumn, Millennium Pharmaceuticals Inc (Millennium) undertook an internal review of its pipeline. At this review, Millennium decided to cease funding trials of the novel DNA targeting agents following the completion of the Phase I programme. Xenova and Millennium are now in discussions for the return of the North American commercial rights which were the subject of a licensing agreement entered into between the two companies in December 2001. Results of the Phase I trials of XR11576 and initial Phase I results of XR5944 were reported in March 2005.

CORPORATE: Following the acquisition of KS Biomedix, Xenova implemented a cost saving reorganisation that included the release of excess facilities in the UK and North America and the prioritisation of the R&D portfolio. These disposals will substantially reduce the Company's facilities overheads.

PATENTS: Xenova received notification that judgment was issued in Xenova's favour in late December 2004 by the US Patent and Trademark Office Board of Patent

Appeals and Interferences, in a patent interference case against Baxter AG, a subsidiary of Baxter Healthcare Corporation (USA). The subject of the proceedings was vaccines using genetically-disabled poxvirus such as vaccinia virus, relating to Xenova's DISC (disabled infectious single cycle) technology. As a result of the interference decision, Xenova can expect to receive grant of a US patent on its pending US patent application.

THE BOARD: Following the acquisition of KS Biomedix in 2003, and the appointment of two KS Biomedix Directors to the Xenova Board, the Board of Directors now comprises five non-Executive Directors, three Executive Directors and the Chairman.

SCIENTIFIC ADVISORY BOARD: Prof Michael Moore was officially appointed to the SAB with immediate effect at the meeting held in 2004.

CLINICAL TRIALS MANUFACTURING FACILITY: The Clinical Trials Manufacturing Facility (CTMF) based in the Cambridge Science Park has been manufacturing Xenova's own internal clinical trials supplies since 1995 and this remains the primary purpose of the facility. Surplus capacity in the facility is being offered along with its supporting development organisation for contract manufacturing.

In July 2004 Xenova extended a manufacturing contract dating back to 2003 with Pharmexa A/S. This extension enabled Xenova to manufacture additional batches of a vaccine targeting the human Her-2 protein for Pharmexa's Phase II trials in breast cancer.

In June 2004, Xenova received a Manufacturer's Authorisation - Investigational Medicinal Products from the Medicines and Healthcare products Regulatory Agency
(MHRA) that allows the Company to manufacture and release investigational medicinal products and to do so in compliance with the recently implemented Clinical Trials Directive. This license applies to Xenova's own products and those manufactured at the CTMF under contract for clients.


SUBSEQUENT EVENTS

In January 2005, Xenova announced a licensing agreement with Cancer Research Technology in respect of the Group's intellectual property and know-how relating to TA-CIN. TA-CIN is a vaccine developed by Xenova as a treatment for women with cervical dysplasia and has proved safe and immunogenic in Phase I and Phase II clinical trials.

During the same month, Xenova announced an exclusive licensing agreement with Oxxon Therapeutics Ltd providing Oxxon with the right to use the DISC-HSV (Disabled Infectious Single Cycle - Herpes Simplex Virus) vector in a number of specified indications in the areas of oncology and infectious diseases. The agreement also includes global development, manufacturing and marketing rights to DISC-GM-CSF, an oncology product developed using the DISC-HSV Vector platform.

On 14 February 2005, Xenova announced the granting of orphan drug designation to TransMID(TM) (through Sosei Co Ltd, its licensee for the Japanese market), by the Ministry of Health, Labour and Welfare (MHLW) in Japan. Orphan drug designation will facilitate the initiation of clinical trials by Sosei and provide a fast track approval process by the MHLW once trials have been completed and a dossier seeking marketing approval has been filed. The achievement of orphan drug designation triggered a milestone payment from Sosei to Xenova.

On 3 March 2005, Xenova announced positive preliminary 12 month findings from the second Phase I trial of TA-NIC. Following these preliminary results and confirmation of the dose to be taken forward, Xenova expects to begin Phase II trials for TA-NIC this year with interim Phase II results expected in 2006.

On 13 April 2005, Xenova announced a licensing agreement for its lead product, TransMID(TM), with PharmaEngine Inc of Taiwan for the Chinese and South Korean markets. The agreement provides PharmaEngine with exclusive rights to develop, market and sell TransMID(TM) in both the People's Republic of China and the Republic of South Korea following registration trials in these countries. Xenova received an up-front payment and will receive milestone payments as well as significant royalties on potential future sales.

AREAS OF FOCUS

Xenova focuses its resources on the development of commercially attractive novel, small molecule and biologic drug candidates. This focus is directed towards drugs to treat cancer and addiction with a secondary focus in immunotherapy.


CANCER

Cancer is characterised by abnormal cell growth resulting in the development of a mass of cells commonly known as a tumour. Cancer can arise in almost any tissue or organ within the human body. Natural chemicals and many other current methods of cancer chemotherapy treat the disease by killing cancer cells directly. However, the use of such drugs may be limited by their adverse side effects and the existence of resistance mechanisms in tumour cells. Research into the process of tumour growth, multi-drug resistance and the spread of cancer to other organs (known as metastasis) has now identified critical disease mechanisms as specific targets for new approaches to cancer therapy. Xenova is focusing on targets in these areas with the aim of producing drug candidates with the potential for improved efficacy and reduced side effects relative to currently available therapies.


ADDICTION

Xenova is developing therapeutic vaccines for the treatment of nicotine (TA-NIC) and cocaine addiction (TA-CD). Despite the known health risks, many addicts who want to give up cigarette smoking or cocaine use find it very difficult to do so. Smoking cessation is difficult to achieve due to both the addictive properties and the unpleasant withdrawal symptoms from nicotine. Cocaine is particularly addictive, probably due to the brief euphoric 'rush' that is experienced promoting continued use of the drug. There are no available pharmacotherapies that are effective at helping cocaine addicts quit and those available for nicotine addiction are only moderately effective over the longer term. Xenova's protein conjugate vaccines known as TA-NIC and TA-CD, which contain either a nicotine or cocaine derivative respectively, coupled to recombinant cholera toxin B subunit, are both undergoing clinical trials.


IMMUNOTHERAPY

Immunotherapy is a treatment used to modulate the activity of the immune system. Enhancement of immune function is desirable to fight infectious disease or cancer, whereas suppression of the immune system may be required for inflammatory and autoimmune diseases. Autoimmune disorders are diseases caused by the body producing an immune response against its own tissues. In some autoimmune diseases (such as rheumatic fever), a bacteria or virus triggers an immune response, following which antibodies or T-cells attack normal cells because these normal cells have some part of their structure that resembles that of the infecting organism.

PROGRAMMES

TRANSMID(TM)

Product         TransMID(TM) (Transferrin-CRM107)
Indication      Glioblastoma multiforme
Design          Modified diphtheria toxin (CRM107) conjugated to transferrin
Status          Phase III
Partners        Nycomed (Europe), Sosei (Japan), Ranbaxy (India),
                Medison (Israel), PharmaEngine (China & South Korea)

TransMID(TM) is the most advanced candidate in Xenova's pipeline, currently in Phase III clinical trials. TransMID(TM) is a potential treatment for glioblastoma multiforme (GBM) the most common form of primary brain cancer.

Product Overview - TransMID(TM) is a modified diphtheria toxin conjugated to transferrin. Transferrin receptors are particularly prevalent on rapidly dividing cells, and the high level of transferrin receptor expression on glioma cells makes it an ideal target for glioblastoma. The diphtheria toxin gains entry to the tumour cell when the transferrin to which it is attached binds to transferrin receptors on the surface of the tumour cell. Once inside a cell the diphtheria toxin interferes with protein synthesis which ultimately kills the cancer cell.

Clinical Status - In May 2004 Xenova reached agreement with the FDA under the Special Protocol Assessment (SPA) procedure for a revised Phase III clinical trial programme proposed for TransMID(TM). The initial Phase III clinical trial will enrol up to 323 patients with non-resectable, progressive or recurrent GBM who have failed conventional therapy. The study will be a randomised, open-labelled, multi-centre trial and will compare TransMID(TM) against a number of presently used chemotherapeutic agents regarded as Best Standard of Care. The 323 patients will be randomised in a 2:1 ratio of TransMID(TM) to Best Standard of Care across approximately 65 sites in the EU, North America and Israel. The primary end-point is median survival time with a planned interim analysis to be conducted after 50% of the required events have been observed.

TransMID(TM) received fast track status from the FDA in July 2001 and orphan drug status in December 2001. In addition, TransMID(TM) was granted orphan designation in January 2002 in Europe and in February 2005 in Japan.


TARIQUIDAR

Product         Tariquidar (XR9576)
Indication      Multi-drug resistance in cancer
Design          P-glycoprotein inhibitor
Status          Phase II
Partners        QLT (North America)*

Discovered by Xenova, tariquidar is a potent small-molecule inhibitor of the P-glycoprotein (P-gp) pump, which is being developed for the treatment of multi-drug resistance (MDR) in cancer.

Product Overview - The most common form of MDR is the result of over-production in the cancer cell membrane of P-gp, a protein which pumps the anti-cancer drug out of the cell. This may affect between 30-80% of all cancer patients with MDR, depending on the cancer type. It is this type of MDR which is targeted by tariquidar.

Clinical Status - Phase III trials in patients with non-small cell lung cancer were stopped following a review by the Independent Data Safety Monitoring Committee due to excessive chemotherapy induced toxicity in the tariquidar arm. The National Cancer Institute in the US (NCI) has subsequently commenced further exploratory Phase I/II and Phase II studies with tariquidar in combination with various cytotoxic drugs. These studies are currently on-going and information can be viewed through the NCI website.

*Xenova is in discussions with QLT regarding the return of the rights arising from the license agreement entered into between QLT and Xenova in August 2001.

XR303
Product         XR303
Indication      Pancreatic cancer
Design          Radio-immunotherapy
Status          Phase I/II
Partners        None, Xenova retains all rights

XR303 is a radioimmunotherapy product targeted at late-stage pancreatic cancer. The product comprises a super high affinity antibody, labelled with a radionuclide, (131)Iodine. The antibody binds to carcino-embryonic antigen
(CEA), a marker which is widely expressed on solid tumours. The radiolabelled antibody is expected to deliver a dose of radiation to the tumour that is sufficient to kill tumour cells whilst limiting damage to normal tissues.

Product Overview - The antibody has been shown to bind to its target for extended periods. The radioactive isotope has therefore been selected to reflect this extended binding. (131)Iodine has a half life of eight days which matches the estimated binding half time of the antibody at the tumour site, thus maximising its killing potential.

Clinical Status - A Phase I/II dose escalation study for patients with non-resectable pancreatic cancer has been initiated and is anticipated to complete in 2005. More than 80% of tumours in this indication are estimated to express CEA. In addition, the study has been designed to assess whether locoregional administration of the antibody results in improved efficacy and reduced systemic effects.

In May 2003 both the European Commission and FDA granted orphan drug designation to XR303 for pancreatic cancer.

NOVEL DNA TARGETING AGENTS
Product         XR11576, XR5944, XR11612
Indication      Solid tumours
Design          Novel mode of action cytotoxics
Status          Phase I
Partners        Millennium Pharmaceuticals Inc (North America)*

This small molecule programme is in development for the treatment of solid tumours.

Product Overview - In pre-clinical studies XR11576 has been shown to be highly potent as a cytotoxic agent in both parental and MDR cell lines. In pre-clinical studies, XR5944 demonstrated highly potent cytotoxic activity, both in vitro and in vivo, against a number of human tumour models. XR5944 has a mechanism of action that is distinct from current cytotoxic agents by binding to DNA and inhibiting RNA polymerase.

Clinical Status - Results from the Phase I trials of XR11576 were announced in March 2005. A total of 38 patients with solid tumours were enrolled divided into two different dosing schedules. No objective responses were reported (complete or partial responses (CR or PR)), however a total of nine patients (24%) had stable disease. No Phase II dose was established. Initial results of the Phase I trial of XR5944, following recruitment of 27 patients, showed a maximum tolerated dose of 24 mg/m2. No objective responses were observed (CR or PR), however four out of the 27 patients (15%) had stable disease.

* Millennium announced in November 2004 it would not continue to fund this programme after completion of the Phase I trials. Xenova and Millennium are in discussions regarding the return of the North American rights to the programme.

TA-CD
Product         TA-CD
Indication      Cocaine dependence
Design          Therapeutic vaccine
Status          Phase II
Partners        NIDA is supporting clinical trials, Xenova retains all rights

TA-CD is designed to induce cocaine-specific antibodies which bind to cocaine in the blood, blocking its uptake into the brain. Therefore, the human physiological response to cocaine is altered and the reinforcing properties of cocaine are reduced which may assist patients in breaking the cycle of addiction and abuse.

Product Overview - The active ingredient of the TA-CD vaccine is a protein conjugate comprising a cocaine derivative coupled to recombinant cholera toxin B subunit. The vaccine is administered by intramuscular injection.

Clinical Status - In October 2003, Xenova announced the start of the first randomised, placebo controlled Phase IIb clinical trial for TA-CD. The objective of the study is to determine the efficacy of TA-CD in addicts seeking treatment for cocaine abuse, and to determine appropriate end-points for a Phase III study. Up to 132 methadone-dependent cocaine addicts being treated for drug dependency are being recruited into this clinical study. The trial is expected to report in 2006 and will allow an objective assessment of the efficacy of the TA-CD vaccine against placebo.

Results presented in June 2004 of two dose escalation Phase II studies of TA-CD showed that the maximum mean antibody response occurred between 70 and 90 days post vaccination with cocaine-specific antibodies persisting for at least six months. In the relapse prevention group, 75% maintained abstinence for the 12-week study period, with 100% relapsing after nine months. The abstinence initiation group showed 58% achieved abstinence for the 12-week study period and 42% were still cocaine free at 12 months. 88% of subjects from one study and 63% in the other, who did relapse within six months, reported a reduction in the euphoric effects of cocaine.

TA-NIC
Product         TA-NIC
Indication      Nicotine dependence
Design          Therapeutic vaccine
Status          Phase I
Partners        None, Xenova retains all rights

TA-NIC is designed to induce nicotine-specific antibodies. On smoking, nicotine enters the bloodstream where it is expected that it will encounter and bind to these antibodies. Antibodies are too large to cross the blood-brain barrier and so retain nicotine in the bloodstream. Consequently the pleasurable stimulus which usually accompanies smoking and reinforces continued cigarette use should be absent or reduced.

Product Overview - The active ingredient of the TA-NIC vaccine is a protein conjugate comprising a nicotine derivative coupled to recombinant cholera toxin B subunit. The vaccine is administered by intramuscular injection.

Clinical Status - The first Phase I study, reported in June 2002 showed TA-NIC to be safe and well-tolerated both locally and systemically and demonstrated that it was possible to generate nicotine-specific antibodies. A second Phase I trial recruiting 60 smokers, showed that the vaccine has a good safety profile with minimal injection-site effects seen at the 250 [u]g dose selected for Phase II and Phase III studies. At this dose, 19% of subjects reported being abstinent at their last visit or at 12 months without the assistance of counselling or nicotine replacement therapy. Although not primarily set up to assess long term quit rates among smokers receiving TA-NIC, these findings provide an indication of efficacy.

OX40/OX40L
Product         OX40/OX40 ligand
Indication      Inflammatory & autoimmune disease, infectious disease and cancer
Design          Fusion protein
Status          Pre-clinical
Partners        Genentech, UCB (both for down-regulation of the immune system),
                Xenova retains all rights for the up-regulation of the immune system

OX40, expressed on recently activated T cells, and OX40 Ligand (OX40L), expressed on antigen presenting cells, are a pair of interacting cell-surface proteins which are important for the induction and regulation of immunity. The therapeutic potential of these cell-surface proteins lies in their ability to modulate the immune system.

Product Overview - Manipulation of the immune system through the use of OX40 or OX40L fusion proteins (OX40-IgG or OX40L-IgG) or antibodies that bind to OX40 or OX40L, has the potential to be of benefit in a wide range of diseases including inflammatory and autoimmune disease, infectious diseases and cancer.

Clinical Status - Pre-clinical development of a monoclonal antibody against OX40 to target and destroy OX40-bearing activated T cells and hence treat autoimmune disease is being pursued by UCB under a license agreement with Xenova. Genentech has the worldwide rights to develop and market products, primarily targeting immune-mediated disorders of the immune system, based on the OX40-IgG fusion anti-OX40L antibody technologies. Imperial College of Science Technology and Medicine in London demonstrated in a pre-clinical model, that down-regulation of the immune response, through blocking the OX40-OX40L interaction, could alleviate the symptoms of influenza, without affecting the ability to clear the virus. This new research suggests that the down-regulation of OX40 signalling may play an important role in the fight against the symptoms of influenza and perhaps other diseases similarly characterised by an excessive immune response.

John BH Jackson                                     David A Oxlade
Chairman                                            Chief Executive Officer

FINANCIAL REVIEW

In the year ended 31 December 2004, the Group's revenues from licensing agreements, strategic partnerships and manufacturing outsourcing were [GBP]4.6m (2003: [GBP]7.7m).

Revenues included [GBP]2.1m in respect of the tariquidar licensing agreement with QLT and the OX40 licensing agreement with Genentech. There is no further deferred revenue from QLT for the tariquidar license. [GBP]0.6m was also recognised in respect of the milestone due from Nycomed for the first patient treated in the TransMID(TM) trial. Contract development revenue of [GBP]0.6m (2003: [GBP]3.2m) was recognised in the year in respect of the Millennium collaboration on the novel DNA targeting agents.

ONGOING LICENSING DEALS AND OTHER          DEFERRED AT    CASH RECEIVED         REVENUE      DEFERRED AT
REVENUE IN 2004                            31 DEC 2003             2004            2004      31 DEC 2004
                                                [GBP]M           [GBP]M          [GBP]M           [GBP]M
--------------------------------------------------------------------------------------------------------
Tariquidar - QLT                                 (1.5)                -             1.5                -
OX40 - Genentech                                 (1.2)                -             0.6            (0.6)
TransMID(TM) - Sosei                             (0.3)                -               -            (0.3)
TransMID(TM) - Nycomed                               -            (0.6)             0.6                -
--------------------------------------------------------------------------------------------------------
LICENSE FEES                                     (3.0)            (0.6)             2.7            (0.9)
Contract development                                                                0.6
Manufacturing CTMF                                                                  1.3
--------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                                       4.6
--------------------------------------------------------------------------------------------------------

The CTMF, based in the Cambridge Science Park, extended a contract with Pharmexa in July 2004. Manufacturing revenue for the year 2004 was [GBP]1.3m (2003:
[GBP]0.8m). Contract manufacturing provides a contribution to the costs of running the CTMF which is primarily used for manufacture of clinical trials material for the Group's own programmes. Cost of sales, which reflects a full allocation of the fixed and variable costs relating to contract manufacturing activities, increased to [GBP]2.2m from [GBP]0.6m in 2003, reflecting an increased time spent on external contracts compared to the prior year where the majority of manufacturing activity related to internal programmes.

Total net operating expenses of [GBP]17.1m were reduced from [GBP]23.4m in 2003.

Research and development (R&D) expenditure of [GBP]14.3m fell by 1% from [GBP]14.4m in 2003. R&D expenditure, excluding the costs of discontinued operations, was [GBP]13.1m which is 9% lower than the prior year. Expenditure was incurred primarily in respect of the TransMID(TM) programme which commenced recruitment in July, the vaccines of addiction programmes including the second Phase I trial in TA-NIC, the recruitment of the Phase IIb TA-CD clinical trial, and the Phase I/II dose escalation trial of XR303. Development costs under the Millennium license agreement of [GBP]0.6m have been recovered as in previous years.

Administrative expenses fell 62% to [GBP]3.6m (2003: [GBP]9.4m) primarily due to the release of vacant leasehold and impairment provisions totalling [GBP]3.6m. Administrative expenses for continuing operations excluding exceptional reorganisation costs and goodwill amortisation were [GBP]4.7m, the same as in 2003.

Goodwill amortisation of [GBP]2.2m increased from [GBP]1.5m in 2003 as a result of a full year impact from the KS Biomedix acquisition in September 2003. The subletting of vacant space in Slough and Cambridge reduced net expenses in the year by [GBP]0.7m (2003: [GBP]0.4m).

Exceptional reorganisation costs of [GBP]3.6m credited to administrative expenses include the release of impairment provisions of [GBP]2.7m and vacant leasehold provision of [GBP]0.9m, the release in both cases arising from the sub-leasing of vacant space in the Cambridge Science Park site.

The increase in investment income for the year reflects the higher average cash and liquid resources balance held following the fundraising in December 2003 and the impact of higher interest rates. R&D tax credits recoverable for the year have been increased as a result of the KS Biomedix acquisition.


COST SAVING PROGRAMME

Following the acquisition of KS Biomedix, Xenova implemented a cost saving reorganisation in 2003 which was completed by the release of excess facilities in the UK and North America over 2004. Certain premises at the Farnham research facility along with related assets were sold to Bioventix Limited (Bioventix) at the end of 2003 for a cash consideration of [GBP]0.8m. In April 2004 Xenova signed a 10 year lease agreement with Genzyme Limited (Genzyme) for vacant space in the Cambridge Science Park site. Following the sub-letting of facilities to Genzyme it was possible to release vacant leasehold and impairment provisions of [GBP]3.6m as detailed above.

On 3 September 2004, Xenova announced the completion of the sale of its manufacturing facility based in Edmonton, Canada, to QSV Biologics Limited for C$7.0m. The consideration comprised C$5.0m payable in cash on completion and C$2.0m deferred in two equal secured promissory notes. Xenova has also agreed terms for a manufacturing and supply contract for TransMIDTM with the purchaser. The disposal resulted in 30 employees transferring from Xenova to the purchaser. The Directors estimate that the annualised reduction in net operating expenses as a result of the disposal, ignoring the impact of the manufacturing contract, will be approximately [GBP]1.8m. Net assets disposed as part of the transaction amounted to C$6.7m ([GBP]2.9m). The overall loss on disposal including sale expenses amounted to [GBP]62,000.

                                                               TOTAL       Total
                                                                2004        2003
                                                              [GBP]M      [GBP]M
--------------------------------------------------------------------------------
Turnover                                                         4.6         7.7
Operating expenses                                             (19.4)      (24.0)
--------------------------------------------------------------------------------
Operating loss                                                 (14.8)      (16.3)

Working capital/non cash items                                  (3.1)       (1.5)
--------------------------------------------------------------------------------
Cash outflow flow from operating activities                    (17.9)      (17.8)

Net capital expenditure                                         (0.3)       (0.3)
--------------------------------------------------------------------------------
Cash outflow from operating and
  capital expenditure                                          (18.2)      (18.1)

Interest                                                         0.6         0.3
Taxation                                                         1.8         2.6
Acquisitions and disposals                                       1.9         0.8
--------------------------------------------------------------------------------
Cash outflow before financing and movement
  in liquid resources                                          (13.9)      (14.4)

Financing                                                       (0.6)        19.9
Movement in liquid resources                                     4.0         3.9
--------------------------------------------------------------------------------
Net (decrease)/increase in cash                                (10.5)         9.4
--------------------------------------------------------------------------------

                                                              NUMBER      Number

HEAD COUNT AT YEAR END (FTE'S)                                   75         112
--------------------------------------------------------------------------------


CASH, SHORT-TERM DEPOSITS AND INVESTMENTS

Cash, short-term deposits and investments at 31 December 2004 totalled [GBP]13.0m (2003: [GBP]27.5m). The Group had cash of [GBP]1.6m and liquid resources of [GBP]11.4m at 31 December 2004 (2003: cash [GBP]12.1m, liquid resources [GBP]15.4m).

Included in liquid resources is an investment in Cubist Pharmaceuticals Inc of [GBP]0.4m, (2003: [GBP]0.4m).


SHARE CAPITAL

The number of shares in issue stood at 431.5 million as at 31 December 2004 (2003: 2,626.5 million made up of 431.5 million ordinary shares and 2,195 million deferred shares). During the year, the 2,195 million deferred shares were cancelled and their value of [GBP]21.9m credited to a special reserve. The number of warrants in issue at 31 December 2004 was 56,263,317 entitling their holders to subscribe for one ordinary share in the Group at a price of 12.5 pence during the period 1 July 2004 to 31 December 2008.


FINANCIAL INSTRUMENTS

The Group's financial instruments comprise cash and liquid resources, and various items such as trade debtors and creditors that arise directly from its operations. The Group finances its operations through both income from collaborations and partnerships and from equity capital. The principal risk arising from the Group's financial instruments is interest rate risk.

The Board has implemented policies for managing this risk. These policies are summarised as follows:

o The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments where the objective is to obtain an overall return in line with three month LIBOR

o All transactions are governed by Xenova's investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board of Directors which has established limits by transaction type and counter party


CREDIT RISK

To minimise credit risk, investments can only comprise bank and building society deposits, Eurobonds, certificates of deposit, sterling commercial paper and UK government securities with institutions maintaining a minimum long term credit rating of A2 by Moody's and/or A by Standard and Poor's. No transactions are of a speculative nature.


LIQUIDITY RISK

The Group ensures that funds held on deposit have a range of maturity dates which allows its cash requirements to be met as they fall due.


CURRENCY RISK

Some license agreements with partners provide for milestones based on specified events to be payable in currencies other than sterling. The Group has not invested in currency hedging instruments given the uncertainty and timing of these milestones. To address this risk, funds are converted into sterling as soon as practicable after receipt or matched with operating expenditure in the same currency. Some of these license agreements also provide for collaborative funding which does not represent a significant currency risk to the Group because the associated costs are refunded to the Group by the partner on a regular basis and then converted immediately into sterling.

The Group incurs expenditure in foreign currencies as a result of its activities and maintains balances in these currencies in order to meet short term liabilities.


INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Xenova made good progress during 2004 in preparing for, and evaluating the effects of the move to IFRS for the financial year which began on 1 January 2005. The Group will report its first results under IFRS for the quarter ending 31 March 2005.







Daniel Abrams
Finance Director

DIRECTORS

JOHN BH JACKSON (75)
CHAIRMAN (NON-EXECUTIVE) (SINCE 1990)
Mr Jackson has over 40 years association with the pharmaceutical and specialty chemicals industries. He is currently Chairman of Oxford Technology Venture Capital Trust plc and is a Director of a number of other companies. Additionally, he is also non-solicitor Chairman of Mishcon de Reya.


DAVID A OXLADE (55)
CHIEF EXECUTIVE OFFICER (DIRECTOR SINCE 1997)
Mr Oxlade was appointed CEO in March 1998. Prior to joining the Company, Mr Oxlade was President of the Syva Division of Behring Diagnostics, Inc in San Jose, California. Previously he held positions at ICI plc, Diagnostics Division and Boehringer-Mannheim GmbH.


DANIEL ABRAMS MA (HONS) FCA, (49)
FINANCE DIRECTOR (DIRECTOR SINCE 1997)
Prior to joining Xenova, Mr Abrams was Vice President Finance and Chief Financial Officer, Asia and Africa Division, of Pepsi Co, prior to which he held various senior finance and strategy positions at Diageo plc. He is also a Board member of the BIA.


JOHN WATERFALL BPHARM, PHD (57)
DEVELOPMENT DIRECTOR (DIRECTOR SINCE 1999)
Dr Waterfall was previously Divisional Vice President, Global Project Management, for Hoffmann-La Roche Inc. From 1985-92, Dr Waterfall led the cardiovascular and bronchopulmonary research group at Roche (UK) prior to which he was head of cardiovascular and autonomic pharmacology at Wyeth Laboratories. He has published over 70 papers.


T RONALD IRWIN FRPHARMS, PHC (69)
NON-EXECUTIVE DIRECTOR (SINCE 1996)
Mr Irwin was Chairman and Managing Director of Marion Merrell Dow in the UK and Commercial Director at British Biotech plc. Mr Irwin is also a Director of CeNeS Group plc and Pharmovision Ltd. He is Xenova's senior independent non-Executive Director.


PETER L GILLETT FCA (62)
NON-EXECUTIVE DIRECTOR (SINCE 2000)
Mr Gillett was, until mid 2000, a partner in Ernst & Young, the audit and professional services firm.


ADRIAN L HARRIS D PHIL, FRCP (54)
NON-EXECUTIVE DIRECTOR (SINCE 1996)
Professor Harris is Director of Cancer Research UK Molecular Oncology Laboratories in Oxford and Director of the Cancer Research UK Medical Oncology Unit. He also practices as a Medical Oncologist. He has published over 500 scientific papers and reviews.

JOHN RENNOCKS (59)
NON-EXECUTIVE DIRECTOR (SINCE 2003)
Mr Rennocks was Executive Director - Finance at Corus Group plc until 2001 and also held senior financial positions at other companies. He is Chairman of Nestor Healthcare Group plc and Diploma plc, and was Chairman of KS Biomedix.


MICHAEL YOUNG BSC, MB, BCH, PHD, MBA, (65)
NON-EXECUTIVE DIRECTOR (SINCE 2003)
Dr Young served on the boards of Medeva plc and KS Biomedix and is a non-Executive Director of SuperGen Inc. Dr Young held a variety of senior management roles with Proctor & Gamble, SmithKline French and Astra Pharmaceuticals and is CEO of his healthcare consulting company.



SCIENTIFIC ADVISORY BOARD

PROFESSOR S KAYE MD, FRCP (CHAIRMAN)
Cancer Research UK

PROFESSOR S HOWELL MD
University of California, San Diego

PROFESSOR A HARRIS DPHIL, FRCP
University of Oxford

PROFESSOR H NEWELL PHD, MI BIOL
University of Newcastle-upon-Tyne

PROFESSOR P WORKMAN PHD, FI BIOL
Institute of Cancer Research

PROFESSOR MICHAEL MOORE PHD, DSC, FRCPATH
PIramed Limited

REPORT OF THE DIRECTORS

PRINCIPAL ACTIVITY AND REVIEW OF THE BUSINESS

The Company is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer, addiction and immune system disorders. Xenova has a focused pipeline of prioritised programmes in clinical development and has a well established track record in the identification, development and partnering of innovative products and technologies.

The Company was listed on NASDAQ in 1994 and on the London Stock Exchange in 1996. In April 2001 the Company acquired Cantab Pharmaceuticals plc and in September 2003 acquired KS Biomedix Holdings plc. As at 31 December 2004 Xenova had 75 full time employees at its facilities in the United Kingdom and North America.

The Group's activities are described along with a review of the Group's performance in the year to 31 December 2004 and any subsequent events in the Chairman's Statement and Chief Executive's Review on page 3.

The Directors consider that 2005 will show continued progress in the development of the business.


RESEARCH AND DEVELOPMENT

The Group incurred research and development expenses in the year of [GBP]14,280,000 (2003: [GBP]14,450,000) all of which was written off to the profit and loss account.


RESULTS AND DIVIDENDS

The Group's results for the year are set out in the consolidated profit and loss account on page 37.

The consolidated loss for the year after taxation was [GBP]12,523,000 (2003: loss of [GBP]15,004,000).

The Directors do not recommend the payment of a dividend (2003: [GBP]nil).


SHARE CAPITAL

Details of the movements in share capital during the year are given in Note 21 on page 53.


SIGNIFICANT SHAREHOLDINGS

As of 15 April 2005, the Company was aware of the following significant shareholdings over 3%:

Foreign & Colonial Asset Management                                        6.22%
Dr Kim Tan & Family                                                        5.78%
Barclays Stockbrokers                                                      3.23%

The Company has also been notified that as of 15 April 2005, The Bank of New York, acting as Depositary in respect of American Depositary Receipts (ADRs) evidencing ordinary shares, held 36.41% of the issued share capital.

PAYMENT OF CREDITORS

The Company and its subsidiaries agree terms and conditions for their business transactions with each of their suppliers. Payment is then made on these terms, subject to the terms and conditions being met by the supplier. Trade creditors of the Group at 31 December 2004 as a proportion of amounts invoiced by suppliers during the year represented 22 days (2003: 27 days). The Company has no trade creditors (2003: [GBP]nil).


CHARITABLE AND POLITICAL DONATIONS

Details of charitable donations are set out in the Corporate and Social Responsibility Report on page 27. Xenova did not support or make donations to political parties during the year.


DIRECTORS

The Company had nine Directors as at 31 December 2004. Membership of the Board at this date is shown on page 16 and Board Committee membership is set out in the Corporate Governance Report. J Waterfall and A Harris will retire by rotation at the next Annual General Meeting and offer themselves for re-election. As JBH Jackson has been a non-Executive Director for 15 years, he must, in accordance with the 2003 FRC Combined Code, stand for re-election on an annual basis. Accordingly he will offer himself for re-election at the forthcoming Annual General Meeting.

Details of any notice periods under service contracts for the Directors offering themselves for re-election and the interests of Directors in the share capital of the Company are set out in the Remuneration Report on page 29.


EMPLOYEES

The Group communicates and consults regularly with employees during the year. All employees have access to the Group's intranet and receive a copy of the Annual Report and Accounts.

Employees' involvement in the Group's performance is encouraged with employee bonus and share option schemes. An invitation to participate in the Save-As-You-Earn share scheme is made to all eligible employees.

The Group does all that is practicable to meet its responsibility towards the employment and training of disabled people. Where an employee becomes disabled, every effort is made to provide continuity of employment in the same job or a suitable alternative.


STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss of the Group for that period.

In preparing the financial statements the Directors are required to select suitable accounting policies and apply them consistently, to make reasonable and prudent judgements and estimates, and to state that applicable accounting standards have been followed. The Directors are also required to prepare the financial statements on the going concern basis unless it is inappropriate to do so, see note 1.

The Directors confirm they have complied with the above requirements in preparing the financial statements.

The Directors are responsible for the maintenance and integrity of the Company website on which the Annual Report and Accounts will be available. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking steps for the prevention and detection of fraud and other irregularities.


AUDITORS

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution to reappoint PricewaterhouseCoopers LLP as auditors will be proposed at the Annual General Meeting.


ANNUAL GENERAL MEETING

The Annual General Meeting will be held on 30 June 2005 at Simmons & Simmons, CityPoint, One Ropemaker Street, London, EC2Y 9SS, England at 10.00 am.




By order of the Board




Daniel Abrams
Company Secretary
3 May 2005

CORPORATE GOVERNANCE

THE COMBINED CODE

Xenova's Board is committed to the highest standards of corporate governance. In accordance with the Combined Code on Corporate Governance published in July 2003 by the Financial Reporting Council (FRC), which is appended to the Listing Rules of the Financial Services Authority (the "Combined Code"), this and the Corporate and Social Responsibility Report sections of the 2004 Annual Report, specify how the principles of good governance set out in the Combined Code are applied. In addition, this and various other reports contained in this Annual Report, notably the Remuneration Report, give further details of the Company's application of the principles and of compliance with the provisions set out in the Code.


SARBANES-OXLEY

Following the introduction of Sarbanes-Oxley regulations for all US listed companies, Xenova has initiated the process of complying with the additional corporate governance requirements of these regulations. Xenova is expecting to be compliant with all necessary regulations in time for the revised 2006 deadline.


THE BOARD

The Board of Directors of the Company currently consists of a non-Executive Chairman, three Executive Directors, including the Chief Executive, and five independent non-Executive Directors. The Board considers all five of the non-Executive Directors remain independent. As set out in their biographies on page 16, Xenova's Directors have significant experience relevant to the management and development of a biopharmaceutical group. All Directors offer themselves for re-election at least once every three years on a rotating basis and at the first Annual General Meeting after appointment. As reported last year, the Nominations Committee is continuing a search for a successor candidate to JBH Jackson as Chairman and it is anticipated that this process will be completed in 2005. Although JBH Jackson has been a non-Executive Director for 15 years, he remains, in the opinion of the Board, independent of management and free from any other relationships or circumstances which are likely to affect his judgement. Therefore the Board considers that JBH Jackson has continued to provide the independent judgement required by the Combined Code, despite having been a Director for more than nine years. JBH Jackson continues along with the other non-Executive Directors to make a significant contribution to the functioning of the Board, thereby ensuring that no one individual or group dominates the Board's decision making process.

The offices of Chairman and Chief Executive are separate and clearly defined. The Chairman is primarily responsible for the working of the Board and the Chief Executive for the running of the business and implementation of strategy and policy. The Board meets formally five times a year, with meeting dates agreed for each 12 months in advance, to ensure that, other than for exceptional circumstances, each Director will be present in order to bring their own independent judgement to bear on issues specifically reserved for the Board's consideration including: strategy; performance; resources; and standards of conduct. There is frequent contact between Executive and non-Executive Directors as well as informal contact between the Chairman and other non-Executive Directors, and each Director receives financial and operating reports on a monthly basis and is informed of all significant developments as they occur. All the Directors have access to the Company Secretary for services and advice. Both Executive and non-Executive Directors may, at the Company's expense, seek independent professional advice on matters relating to the furtherance of their duties. A formal induction process is in place for any new appointments.

The Senior Independent non-Executive Director, other than the Chairman, to whom any relevant concerns may be addressed, is TR Irwin.

On an annual basis, the Senior Independent non-Executive Director undertakes a review with the other non-Executive Directors regarding the performance of the Board, the performance of the Chairman and their own individual contribution. In the case of the Senior Independent non-Executive Director, a similar review is undertaken by the Chairman. Directors have formally fed back their comments to the Senior Independent non-Executive Director regarding their own performance and the performance of the Board and its sub-committees in 2004. Various points have been noted for action in 2005.

The complaints ("whistle-blowing") procedure has been approved by the Board and the Audit Committee and is published on the Xenova website.

The views of institutional investors are communicated to the Board predominantly via the Chief Executive Officer and the Chief Financial Officer, who meet regularly with analysts and investors.

The number of scheduled Board and Committee meetings attended by each Director during the year is set out below:

DIRECTOR         BOARD              AUDIT      REMUNERATION          NOMINATIONS
                   (5)      COMMITTEE (6)      COMMITTEE (2)       COMMITTEE (4)
--------------------------------------------------------------------------------
JBH Jackson          5                  -                 2                 1(a)
DA Oxlade            5                  -                 -                    4
D Abrams             5                  -                 -                    -
J Waterfall          4                  -                 -                    -
TR Irwin             5                  6                 2                    4
PL Gillett           4                  6                 -                    -
AL Harris            3                  -                 0(b)                 -
J Rennocks           5                  -                 -                    4
MD Young             5                  2(c)              -                    -

(a) JBH Jackson did not attend Nominations Committee meetings relating to the appointment of a new Chairman

(b) AL Harris was briefed in advance of each Remuneration Committee meeting and fed back his comments to the members of the Committee prior to each meeting

(c) MD Young joined the Audit Committee in November 2004


THE BOARD COMMITTEES

The Board has established the following standing committees:

The Senior Management Team

The Board delegates operational decision making to the Senior Management Team which consists of the three Executive Directors and the Commercial Director, Director of Human Resources, Director of Clinical Development, Director of Development Operations & Regulatory Affairs and the Director of Manufacturing and Process Development.

The Senior Management Team meets at least monthly to review progress against objectives, determine product development strategy, ensure appropriate adherence to company policies and procedures, review financial performance against budget and the Group's evolving cash requirements, and other matters usual to the conduct of a business such as Xenova's.


The Remuneration Committee

The Remuneration Committee consists of three non-Executive Directors, all of whom are considered by the Board to bring independent judgement: TR Irwin (Chairman), JBH Jackson, and AL Harris. The Remuneration Committee meets not less than twice per year. The terms of reference of the Committee were reviewed and updated during the year to reflect the revised Code and are available on Xenova's website. The Committee's primary responsibility is to determine the Group's remuneration policy including the terms and conditions for the Chairman, Executive Directors and other senior executives. JBH Jackson is not involved in any decisions relating to his own fees. The Committee also monitors the Company's share option schemes and other long-term incentive plans to ensure that appropriate incentives are in place.

The Committee monitors salaries paid throughout the biotechnology and pharmaceutical sectors to ensure competitive packages are offered to attract, retain and motivate Executive Directors and senior managers of the highest calibre. Individual performance is also taken into account in the setting of salaries. The fees of the non-Executive Directors are determined by the Board as a whole, with no individual Director voting on any motion in which their own fees may be affected.


The Audit Committee

The Audit Committee consists of three non-Executive Directors: P Gillett, TR Irwin and M Young. M Young joined the Committee on 2 November 2004. The Committee met six times during the year. P Gillett is Chairman of the Audit Committee and until June 2000 was a partner in Ernst & Young, the audit and professional services firm. The terms of reference of the Committee were reviewed and updated during the year to reflect the revised Code and are available on Xenova's website.

As set out in the terms of reference, the Committee's responsibilities include reviewing throughout the Group:

o      financial reporting including accounting policies and judgements

o      internal controls and risk management systems

o selection, role, and remuneration of the external auditors and monitoring the scope and performance of their activities.

The Audit Committee reviews and monitors the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. It is also responsible for the Group's policy on the engagement of the external auditors to supply non audit services. All non audit services provided by the external auditors are approved by the Audit Committee in advance in order to maintain independence.


The Nominations Committee

The Nominations Committee consists of JBH Jackson (Chairman), J Rennocks and DA Oxlade. TR Irwin was seconded to the Committee on 20 February 2004 to lead the process of selecting a new Chairman. The Committee has retained external advisors to assist in the identification of suitable candidates to succeed JBH Jackson. The Committee meets as appropriate during the year to consider candidates of suitable knowledge, experience and calibre for consideration by the Board as potential Executive and non-Executive Directors of the Company. Candidates are considered by the full Board before appointment. The terms of reference of the Committee were reviewed and updated during the year to reflect the revised Code and are available on Xenova's website.


The Transactions Committee

The Transactions Committee consists of JBH Jackson (Chairman), DA Oxlade and D Abrams. The Committee meets as and when required for the purpose of approving the detailed terms of agreements of transactions which have been previously approved in principle by the Board, and executing the same.


The Scientific Advisory Board (SAB)

The SAB is an independent body comprising a multidisciplinary group of leading scientists. Its role is to assist the Group with the assessment of its existing and potential research and development projects, including the content, execution, interpretation and overall quality of those projects. The SAB is proactive in the utilisation of its large academic and industrial network to add value to the Group's projects, for example by encouraging collaboration where appropriate and by evaluating competitors.

The SAB meets at least once a year to review the project portfolio. Reports on these and other periodic meetings are submitted to the Group's Chief Executive by the Chairman of the panel Prof Stan Kaye. The Chairman of the SAB reviews the Advisory Board's findings and opinions regarding the Company's science and product development programmes with the full Board once a year. The current composition of the SAB, which includes one non-Executive Director, is given on page 17.


INTERNAL CONTROLS

The Directors are responsible for the Group's system of internal control (including internal financial control) and for reviewing its effectiveness. The Directors confirm that they have reviewed the system of internal control. Such a system is designed to manage, rather than eliminate the risk of failure, to achieve significant business objectives and can only provide reasonable, not absolute assurance against material misstatement or loss. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts, that is regularly reviewed by the Executive Committee, Senior Management Team, Audit Committee and the Board and is in line with the guidance published by the Turnbull Committee. Key features of the Group's internal operational control system include:


Intellectual property

Xenova develops and maintains its intellectual property via procedures monitored and approved by the Senior Management Team.


Clinical development

All significant proposed clinical development is subject to both technical and commercial evaluation, review by the Scientific Advisory Board and approval by the Senior Management Team.


Corporate

All corporate communications are monitored and approved by the Chief Executive Officer and the Chief Financial Officer. The Group's corporate strategy, capital structure, new share issues, corporate transactions and other material decisions all require Board review and approval.



Control environment

The Group's organisational structure has clearly established responsibilities and lines of accountability. The Senior Management Team has responsibility for the implementation and operation of significant control systems. The Board actively promotes the values of integrity and professionalism and the maintenance of high ethical standards.


Risk identification and evaluation

Key risk areas are regularly reviewed by the Senior Management Team and the Audit Committee. Board and senior management appointments are made to ensure a suitable range of skills, knowledge and experience are provided across key business functions.


Financial information

Budgets and long-term forecasts, based on an evaluation of Group strategy and plans, are prepared annually and allow management to monitor the key business and financial risks. The annual budget is reviewed by the Executive Directors prior to submission to the Board for approval. Management accounts are prepared on a monthly basis allowing performance against budget to be closely monitored.


Control procedures

Detailed policies and procedures are in place for all key processes, including formal authorisation procedures for transfers of funds, capital expenditure and recruitment. Commitments or expenditure require documented approval, with approval subject to prescribed limits of authority. The Board must approve any major expenditure or commitment of resources. The Board has reviewed the need for an internal audit function and consider that given the size of the Group's operations at this time it is inappropriate to appoint an internal audit function.


Liquid resource management

The Group uses the services of a discretionary professional fund manager to invest funds on deposit and in money market instruments. All transactions are governed by the Group's investment policy, which is regularly reviewed by the Audit Committee. Decisions on the level of risk undertaken are confirmed to the Board, which has established limits by transaction type and counterparty. No transactions are of a speculative nature.


STATEMENT OF COMPLIANCE

The Directors can confirm that the Company complies with the provisions set out in the Combined Code with the exception of the Chief Executive Officer's service contract, which has a notice period of 104 weeks. At the time of the receipt of this benefit, it was deemed consistent with market practice and while recognising the corporate governance implications, the Remuneration Committee considers that the special risks and volatility of the biotech sector justify these arrangements. All terms and conditions of employment are regularly reviewed by the Remuneration Committee within the context of individuals' contractual arrangements.


BIOINDUSTRY ASSOCIATION CODE OF BEST PRACTICE

In 1999, the BioIndustry Association (BIA) in the United Kingdom issued its Code of Best Practice (the Code), which applies to bioscience companies that, like Xenova, are members of the BIA. The Code consists of broad principles of best practice relating to the composition of the Board, the Board's access to information and external advice, the release of sensitive information, public announcements in respect of products, the use of technical terms in those announcements, the need to ensure the outcome of regulatory procedures is not predicted and the effect of any information on others such as patients.

The Group has adopted and operates in compliance with the Code in its entirety.

Xenova's Chief Financial Officer, Daniel Abrams, was re-appointed to the Board of the BIA in 2004.


GOING CONCERN

Xenova is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Group does not have sufficient cash resources to fund its current level of activities for at least the next 12 months, but the Directors have reasonable expectation that the Group can raise additional cash resources during 2005 for this purpose, and have therefore prepared these financial statements on a going concern basis. In the event that additional funds are not secured, the Group would seek to reduce its overheads and might delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, the Group might also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended, which would be likely to be on less favourable terms. The financial statements do not contain any adjustments that would arise if the financial information was not drawn up on a going concern basis.


By order of the Board





Daniel Abrams
Company Secretary

3 May 2005

CORPORATE AND SOCIAL RESPONSIBILITY (CSR)

The Board recognises the increasing interest shown by shareholders and the wider stakeholder community in the Company's approach to issues of CSR. In addition, the Board recognises the commercial and ethical benefits of developing and maintaining a culture of continuous improvement in CSR. In some of the specific areas below, policies are already established, whilst in others they are governed by custom and practice. The Board accepts that, over time, a system for measuring and reporting on key CSR indicators may become appropriate.


EMPLOYMENT: POLICIES, TRAINING AND BENEFITS

Xenova is committed to providing equal opportunities, and it is Xenova's policy to treat all employees and applicants for employment, in the same way, regardless of age, gender, nationality, race, marital status, sexual orientation or disability.

Xenova has a procedure in place whereby any alleged impropriety or malpractice can be reported to senior management without fear of reprisal or harassment.

Xenova recognises that people and their individual contributions to the Company are fundamental to its future success. The Company therefore strives to attract and retain the best employees through remuneration-related benefits and long-term incentives, a positive working environment, interesting and challenging roles and responsibilities in line with the experience of each individual. In addition, the Company subsidises an active sports and social club that organises a range of activities.

Xenova encourages and supports the development of all employees and offers structured performance and personal development reviews. The Company has been recognised as an 'Investor in People' since 1993, one of the first UK based biopharmaceutical companies to be recognised. Training in the areas of scientific/technical skills, personal effectiveness and specific areas such as Good Clinical Practice and Good Manufacturing Practice are regularly identified and effected.


HEALTH AND SAFETY AND ENVIRONMENT

The Company is committed to providing a safe environment for employees and visitors and is committed to minimising accidents through education, training and effective management. Xenova employs a Health and Safety manager whose role is to promote and monitor a safe working environment and advise senior management through his direct reporting line to the Development Director. In addition, the Company subscribes to external occupational health providers to support employees and manage occupational ill-health issues. The Group health and safety and environmental policies are monitored and appraised by the Board through regular Health and Safety Committee meetings.

Xenova is committed to playing its part in the protection of the environment for the benefit of its employees and the public at large. The Company seeks to minimise the environmental impact of its activities and complies with environmental regulations where possible.


WORK ENVIRONMENT

All employees are required to conform to Group Procedures which are administered by the Director of Human Resources. Individuals' objectives are regularly set in line with the corporate objectives of the business and monitored by departmental heads reporting to the Senior Management Team. Through management, the human resources team and the Nominations and Remuneration Committees, individuals are identified, recruited and incentivised to ensure key employees are retained.


COMMUNITY SUPPORT

The Company strives to support the wider community, of which it is a part. At a local level, this may involve support for the local community and business community. In addition, Xenova supports events such as the 'Biotechnology Young Enterprise Scheme' and various MBA courses by providing speakers and mentors as appropriate.


CHARITABLE DONATIONS

During the year, the Company made charitable donations in the order of [GBP]750. These were supplementary contributions to employees' initiatives through raffles and events such as Comic Relief.

SHAREHOLDERS RELATIONS AND COMMUNICATIONS

The Board attaches high priority to effective communications with all shareholders. Through the presentation of its Annual Report and Accounts, Interim Reports and Company press releases the Board seeks to present a balanced and understandable assessment of the Group's position and prospects. The Annual and Interim Reports are mailed to all shareholders. The Xenova website (www.xenova.com) provides additional information on the Group and access to press releases and other materials issued by the Group. The Group also operates an 'on request' service whereby shareholders and other interested parties may receive copies of the Group's Annual Report and Accounts, Interim Report, 20F and press releases. Executive Board members hold regular meetings with institutional shareholders and there is an opportunity for individual shareholders to question the Chairman of the Board and the Chairmen of the Audit, Remuneration and Nomination Committees at the Annual General Meeting.

The Senior Independent non-Executive Director, TR Irwin, also attends Annual General Meetings and is available for direct contact by any shareholder who has a concern regarding the status of performance of the Group. The Chairman also regularly provides the Board and Executive Directors with feedback from investors, both specific to Xenova and the market in general.


EMPLOYEE COMMUNICATIONS

Employees are regularly updated on the Company's activities through formal Company Briefings, informal meetings on newsworthy issues and also through a regular Company Newsletter. In addition, managers are encouraged to listen to employee issues and raise them as necessary in the appropriate management forum. The Company also has an established Human Resources Committee comprising employee representatives and management that meets on a regular basis to discuss employment and management issues.


BUSINESS CONDUCT AND ETHICS

The Company has a Code of Business Conduct and Ethics which has been approved by the Board and strives to carry out business in an ethical manner, treating its employees, partners, clients, suppliers and other business contacts fairly and courteously by establishing and maintaining productive professional working relationships.

REMUNERATION REPORT

COMPOSITION AND REMIT OF THE REMUNERATION COMMITTEE (Unaudited)

During the year, the Remuneration Committee has consisted entirely of independent non-Executive Directors and was chaired by TR Irwin. JBH Jackson and AL Harris have been members throughout the period under review.

In addition to Executive and senior management remuneration, the Committee sets the Chairman's fees, although the Chairman takes no part in decisions concerning his own fees.


POLICY ON REMUNERATION OF EXECUTIVE DIRECTORS (Unaudited)

The Remuneration Committee operates a framework of policies, within which it has set the remuneration package for each Executive Director, which applies the principles set out in the Combined Code and Code of Best Practice.

The overall strategy of the Remuneration Committee is to ensure that remuneration packages are competitive, designed to attract, retain and motivate Executive Directors and senior managers of the highest calibre and also to reward contribution to the Group's performance. The Committee takes account of industry and market benchmarks from internal and independent sources for companies in the biotechnology and pharmaceutical sectors, such as the New Bridge Street Biotechnology Industry Survey. Also, an independent comparative review by leading remuneration consultants Towers Perrin was commissioned in January 1997 to assist the Remuneration Committee and this has been updated each year since then, most recently in November 2004. The Chief Executive Officer and Director of Human Resources also provide advice to the Committee as appropriate. No other services are provided to the Company by Towers Perrin. In 2004 New Bridge Street provided Xenova with general advice on the implementation of share option schemes. In addition, Monks Partnership, part of PricewaterhouseCoopers, Xenova's auditors, was asked to provide commentary on the remuneration strategy.

The Committee has the authority to appoint external consultants in respect of Executive Director remuneration.

New Bridge Street, Towers Perrin, Monks Partnership, the Chief Executive Officer and the Director of Human Resources were not appointed by the Committee.


COMPONENTS OF THE REMUNERATION PACKAGE (Unaudited)

The main components of the Executive Directors' and senior managers' remuneration are:

o      a competitive base salary

o      an annual performance incentive

o      longer-term performance incentives

o      pension and other benefits

Base salaries are reviewed in December each year and take into account individual performance as well as survey data. The underlying philosophy of the Remuneration Committee has been to provide base pay in the region of mid-market rate, as defined by Towers Perrin, with potential for upper quartile earning in exceptional cases.

There is a substantial performance related element to Executives' remuneration packages by virtue of a discretionary performance bonus scheme, whereby key corporate objectives for Executive Directors and senior managers are established by the Board at the beginning of the year. Performance related payments may be made annually, depending on achievement against both individual and corporate objectives, to a maximum of 40% of annual base salary for Executive Directors. In respect of the 2004 financial year, the Remuneration Committee awarded between 70-75% of maximum bonus to all Executive Directors and an average of 77.5% of maximum bonus to other members of the senior management team, depending on performance.

Executive Directors and senior managers are also rewarded for improvement in the performance of the Group, sustained over a longer period, in the form of share options granted on a discretionary basis taking into account market survey data, options remaining and the potential contribution of the individual to the Company. For each allocation of share options, the Remuneration Committee decides the proportion of three year and five year vesting options in order to achieve an effective combination of long-term incentives. Details of the 1996 Share Option Scheme approved by shareholders are given in Note 22 to the financial statements, which also form part of this report. At the 1999 Annual General Meeting, shareholders approved the Xenova Deferred Bonus Plan. Details of the plan are given in Note 22 to the financial statements. In order to achieve 100% vesting, both of these schemes are subject to share price performance criteria, which were selected to align the interests of Executive Directors and senior managers with those of shareholders.

Performance criteria for share options include share price relative to the techMARK Mediscience Index. In the case of three-year vesting options, these are currently 10% per annum share price growth, or median or above median share price performance, relative to the techMARK Mediscience Index and in the case of five-year vesting options, these are currently 15% per annum share price growth or upper quartile relative share price performance. In the case of the deferred share bonus plan, vesting is currently initiated at 10% per annum share price growth, or median or above median share price performance, relative to the techMARK Mediscience Index. In each case share price growth is measured over the vesting period as a whole. At the Annual General Meeting on 25 May 2004, shareholders approved amendments to the deferred share bonus plan. One amendment approved was to allow the Board of Directors the authority, as delegated to the Remuneration Committee, to approve 60% to 80% of vesting of options (after the vesting period) in situations where the share price performance criteria highlighted above had not been achieved but where the Board of Directors agreed that there was an appropriate level of achievement against key Company objectives as determined by the Board at the beginning of each financial year.

The Remuneration Committee reviews performance criteria at the time of vesting to determine whether they have been met. Prior to 1999 no performance conditions applied to the 1996 Approved share option plan. After 1999 performance criteria were applied to the Approved part of the 1996 share option plan. In the case of the 1992 Share Option scheme, there were no performance criteria as it was established prior to the Company's flotation.

Full details of Directors' interests in ordinary shares of the Company and its subsidiaries (including options) together with options granted and exercised in 2004, are set out on the following pages. Executive Directors either participate in the Xenova Limited Retirement Benefit Plan, which is a contributory money purchase scheme, or on similar terms in individual executive schemes. The scheme also provides for dependants' pensions and lump sums on death in service. The pension figures set out on page 32 are the contributions payable by the Group in respect of each Director during the year.

Other benefits (car or car allowance, private fuel, insurances and health benefits) are made available as appropriate. The Group operates a Savings Related Share Option Scheme, which is available to all qualifying employees of the Group.

Total emoluments of each of the Directors of the Company in 2004 are set out below.

SERVICE CONTRACTS (Unaudited)

In line with the Company's general policy, Executive Directors have service contracts with notice periods of one year subject to retirement, normally at the age of 65. Non-Executive Directors do not have service contracts. Other than DA Oxlade (Chief Executive), no other Executive Director is entitled to receive a termination payment greater than one year's salary plus benefits and the Company does not operate any other notice or contract periods of over one year. Non-Executive Directors are generally appointed until their re-election under the Company's Articles of Association.

DIRECTOR             DATE OF            TIME TO    CONTRACTUAL       CONTRACTUAL
                   CONTRACT/   RE-ELECTION AS A         NOTICE       TERMINATION
                   LETTER OF     DIRECTOR AT 31         PERIOD           PAYMENT
                 APPOINTMENT      DECEMBER 2004       (MONTHS)
                                       (MONTHS)
--------------------------------------------------------------------------------
JBH Jackson       02/02/1990                  5            Nil               Nil
DA Oxlade         14/04/1997                 29             24        See note 1
D Abrams          01/10/1997                 29             12        See note 2
J Waterfall       24/05/1999                  5             12     See notes 3&4
TR Irwin          10/10/1996                 17            Nil               Nil
PL Gillett        20/01/2000                 17            Nil               Nil
AL Harris         10/10/1996                  5            Nil               Nil
J Rennocks        15/08/2003                 29              3               Nil
MD Young          15/08/2003                 29              3               Nil

NOTE: The expiration date of non-Executive Directors' service in their letters of appointment is given as the date of their next re-election.

1. Mr Oxlade is entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova's business, or a significant organisational change, equal to his then basic salary, together with the monetary value of his insurance, car and pension benefits, for two years. Under all other normal termination circumstances normal contractual notice periods would take effect.

2. Mr Abrams is entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova's business, or a significant organisational change, equal to his then basic salary, together with the monetary value of his insurance, car and pension benefits, for one year. Under all other normal termination circumstances normal contractual notice periods would take effect.

3. Dr Waterfall is entitled to liquidated damages if his service contract is terminated within one year of a change of control of Xenova's business, or a significant organisational change, equal to his then basic salary, together with the monetary value of his insurance, car and pension benefits, for one year. Under all other normal termination circumstances normal contractual notice periods would take effect.

4. In the last two years of employment before retirement, the Company has contracted to fund additional retirement benefits for Dr Waterfall to a value of [GBP]78,500.

DIRECTORS' REMUNERATION (Audited)

                                                                        2004       2003        2004        2003
                          FEES     SALARY      BONUS     BENEFITS      TOTAL      TOTAL     PENSION     PENSION
                      [GBP]000   [GBP]000   [GBP]000     [GBP]000   [GBP]000   [GBP]000    [GBP]000    [GBP]000
---------------------------------------------------------------------------------------------------------------
EXECUTIVE DIRECTORS

DA Oxlade (a) (b)            -        237         72           25        334        324          53          56
D Abrams (b)                 -        160         48           17        225        220          26          25
J Waterfall (b) (c)          -        160         44           17        221        219          26          25

NON-EXECUTIVE
DIRECTORS

JBH Jackson                 50          -          -            -         50         45           -           -
PL Gillett                  25          -          -            -         25         19           -           -
TR Irwin (d)                23          -          -            -         23         18           -           -
AL Harris                   18          -          -            -         18         16           -           -
J Rennocks                  18          -          -            -         18          5           -           -
M Young                     18          -          -            -         18          5           -           -
---------------------------------------------------------------------------------------------------------------
                           152        557        164           59        932        871         105         106
---------------------------------------------------------------------------------------------------------------

(a) Highest paid Director in 2004.

(b) The performance-related pay element of total remuneration packages is in the order of 20%.

(c) Dr Waterfall's bonus of [GBP]44,800 was commuted to his pension fund.

(d) In addition to his non-Executive Director fee, Mr Irwin was also paid [GBP]4,800 by Xenova for consultancy services in 2004 (not included in the table above)

DIRECTORS' BENEFICIAL INTERESTS AND SHAREHOLDINGS (Unaudited)

DIRECTOR                                        1P ORDINARY SHARES OWNED
                                        31 DECEMBER 2004          1 JANUARY 2004
--------------------------------------------------------------------------------
JBH Jackson                                      286,726                 286,726
DA Oxlade                                        348,975                 265,998
D Abrams                                         204,040                 148,222
J Waterfall                                       59,653                  59,653
TR Irwin                                          44,140                  44,140
AL Harris                                         19,539                  19,539
PL Gillett                                        21,974                  21,974
J Rennocks                                       219,183                 219,183
M Young                                                -                       -

There have been no changes to the Directors' interests since 31 December 2004.

As at 31 December 2004, the following Directors held warrants, exercisable at 12.5p per warrant and convertible to ordinary 1p shares between 1 July 2004 and 31 December 2008.

DIRECTOR                                                        WARRANTS OVER 1P
                                                                 ORDINARY SHARES
--------------------------------------------------------------------------------
JBH Jackson                                                               37,378
DA Oxlade                                                                 25,623
D Abrams                                                                  18,828
J Waterfall                                                                2,373
TR Irwin                                                                   5,757
AL Harris                                                                  2,547
PL Gillett                                                                 2,865
J Rennocks                                                                15,999

DIRECTORS' INTERESTS IN SHARE OPTIONS IN 1P ORDINARY SHARES (Audited)

               CATEGORY            AT     GRANTED/        AT 31         EXERCISE           EARLIEST   LATEST EXERCISE
              OF OPTION     1 JANUARY      (LAPSED)    DECEMBER            PRICE      EXERCISE DATE              DATE
                                 2004  IN THE YEAR         2004
---------------------------------------------------------------------------------------------------------------------
D Oxlade            (a)         8,875                      8,875       [GBP]3.38       23 June 2000      22 June 2007
                    (b)        35,562                     35,562       [GBP]3.38       23 June 2000      22 June 2007
                    (b)        40,000                     40,000       [GBP]2.08        13 Mar 2001       12 Mar 2008
                    (b)       120,000                    120,000       [GBP]0.32        15 Dec 2001       14 Dec 2008
                    (b)        50,000                     50,000       [GBP]0.88        17 Aug 2002       16 Aug 2009
                    (b)        50,000                     50,000       [GBP]0.87        20 Dec 2002       19 Dec 2009
                  (b,f)        60,000      (60,000)            0       [GBP]1.11        18 Dec 2003       17 Dec 2010
                    (b)        70,000                     70,000       [GBP]0.77       13 July 2005      12 July 2010
                  (b,f)       153,000     (153,000)            0       [GBP]0.48        16 Aug 2004       15 Aug 2011
                    (b)       102,000                    102,000       [GBP]0.48        16 Aug 2006       15 Aug 2011
                  (c,f)       213,432     (213,432)            0       [GBP]0.10        18 Oct 2004       17 Oct 2011
                  (b,f)       112,500     (112,500)            0       [GBP]0.41        18 Dec 2004       17 Dec 2011
                    (b)        37,500                     37,500       [GBP]0.41        18 Dec 2006       17 Dec 2011
                    (d)        15,589                     15,589       [GBP]0.49        1 June 2005       30 Nov 2005
                    (b)        45,000                     45,000       [GBP]0.38       12 Sept 2005      11 Sept 2012
                    (b)        15,000                     15,000       [GBP]0.38       12 Sept 2007      11 Sept 2012
                    (c)       155,663                    155,663       [GBP]0.10        28 Oct 2005       27 Oct 2012
                    (b)       375,000                    375,000       [GBP]0.31         6 Dec 2005        5 Dec 2012
                    (b)       125,000                    125,000       [GBP]0.31         6 Dec 2007        5 Dec 2012
                    (b)       450,000                    450,000       [GBP]0.11         5 Dec 2006        4 Dec 2013
                    (b)       150,000                    150,000       [GBP]0.11         5 Dec 2008        4 Dec 2013
                    (c)     1,260,000                  1,260,000       [GBP]0.01        23 Dec 2006       22 Dec 2013
                    (b)                    945,000       945,000       [GBP]0.01        04 Mar 2007       03 Mar 2014
                    (b)                    987,500       987,500       [GBP]0.09        13 Aug 2007       12 Aug 2014
                    (b)                    329,175       329,175       [GBP]0.09        13 Aug 2009       12 Aug 2014
                    (b)                  1,200,000     1,200,000       [GBP]0.06         6 Dec 2007        5 Dec 2014
                    (b)                    300,000       300,000       [GBP]0.06         6 Dec 2009        5 Dec 2014
                    (e)                    131,597       131,597      [GBP]0.072         1 Nov 2007       30 Apr 2008

D Abrams            (b)        52,788                     52,788       [GBP]2.08        13 Mar 2001       12 Mar 2008
                    (a)        14,423                     14,423       [GBP]2.08        13 Mar 2001       12 Mar 2008
                    (b)        40,000                     40,000       [GBP]0.32        15 Dec 2001       14 Dec 2008
                    (b)        40,000                     40,000       [GBP]0.32        15 Dec 2003       14 Dec 2008
                    (b)        25,000                     25,000       [GBP]0.88        17 Aug 2002       16 Aug 2009
                    (b)        40,000                     40,000       [GBP]0.87        20 Dec 2002       19 Dec 2009
                  (b,f)        30,000      (30,000)            0       [GBP]1.11        18 Dec 2003       17 Dec 2010
                    (b)        40,000                     40,000       [GBP]0.77       13 July 2005      12 July 2010
                  (b,f)        61,200      (61,200)            0       [GBP]0.48        16 Aug 2004       15 Aug 2011
                    (b)        40,800                     40,800       [GBP]0.48        16 Aug 2006       15 Aug 2011
                  (b,f)        52,500      (52,500)            0       [GBP]0.41        18 Dec 2004       17 Dec 2011
                    (b)        17,500                     17,500       [GBP]0.41        18 Dec 2006       17 Dec 2011
                  (c,f)       106,716     (106,716)            0       [GBP]0.10        18 Oct 2004       17 Oct 2011
                    (b)        22,500                     22,500       [GBP]0.38       12 Sept 2005      11 Sept 2012

               CATEGORY            AT     GRANTED/        AT 31         EXERCISE           EARLIEST   LATEST EXERCISE
              OF OPTION     1 JANUARY      (LAPSED)    DECEMBER            PRICE      EXERCISE DATE              DATE
                                 2004  IN THE YEAR         2004
---------------------------------------------------------------------------------------------------------------------
                    (b)         7,500                      7,500       [GBP]0.38       12 Sept 2007      11 Sept 2012
                    (c)       107,664                    107,664       [GBP]0.10        28 Oct 2005       27 Oct 2012
                    (b)       187,500                    187,500       [GBP]0.31         6 Dec 2005        5 Dec 2012
                    (b)        67,500                     67,500       [GBP]0.31         6 Dec 2007        5 Dec 2012
                    (b)       375,000                    375,000       [GBP]0.11         5 Dec 2006        4 Dec 2013
                    (b)       125,000                    125,000       [GBP]0.11         5 Dec 2008        4 Dec 2013
                    (c)       630,000                    630,000       [GBP]0.01        23 Dec 2006       22 Dec 2013
                    (b)                    472,500       472,500       [GBP]0.01        04 Mar 2007       03 Mar 2014
                    (b)                    687,500       687,500       [GBP]0.09        13 Aug 2007       12 Aug 2014
                    (b)                    229,175       229,175       [GBP]0.09        13 Aug 2009       12 Aug 2014
                    (b)                    800,000       800,000       [GBP]0.06         6 Dec 2007        5 Dec 2014
                    (b)                    200,000       200,000       [GBP]0.06         6 Dec 2009        5 Dec 2014

J Waterfall         (b)        74,360                     74,360       [GBP]1.17        27 May 2002       26 May 2009
                    (b)        25,640                     25,640       [GBP]1.17        27 May 2002       26 May 2009
                    (b)        20,000                     20,000       [GBP]0.87        20 Dec 2002       19 Dec 2009
                  (b,f)        30,000      (30,000)            0       [GBP]1.11        18 Dec 2003       17 Dec 2010
                    (b)        50,000                     50,000       [GBP]0.77       13 July 2005      12 July 2010
                  (b,f)        61,200      (61,200)            0       [GBP]0.48        16 Aug 2004       15 Aug 2011
                    (b)        40,800                     40,800       [GBP]0.48        16 Aug 2006       15 Aug 2011
                  (b,f)        52,500      (52,500)            0       [GBP]0.41        18 Dec 2004       17 Dec 2011
                    (b)        17,500                     17,500       [GBP]0.41        18 Dec 2006       17 Dec 2011
                    (b)        22,500                     22,500       [GBP]0.38       12 Sept 2005      11 Sept 2012
                    (b)         7,500                      7,500       [GBP]0.38       12 Sept 2007      11 Sept 2012
                    (c)        27,339                     27,339       [GBP]0.10        28 Oct 2005       27 Oct 2012
                    (b)       187,500                    187,500       [GBP]0.31         6 Dec 2005        5 Dec 2012
                    (b)        67,500                     67,500       [GBP]0.31         6 Dec 2007        5 Dec 2012
                    (b)       300,000                    300,000       [GBP]0.11         5 Dec 2006        4 Dec 2013
                    (b)       100,000                    100,000       [GBP]0.11         5 Dec 2008        4 Dec 2013
                    (c)       315,000                    315,000       [GBP]0.01        23 Dec 2006       22 Dec 2013
                    (b)                    687,500       687,500       [GBP]0.09        13 Aug 2007       12 Aug 2014
                    (b)                    229,175       229,175       [GBP]0.09        13 Aug 2009       12 Aug 2014
                    (b)                    800,000       800,000       [GBP]0.06         6 Dec 2007        5 Dec 2014
                    (b)                    200,000       200,000       [GBP]0.06         6 Dec 2009        5 Dec 2014
                    (e)                     52,638        52,638      [GBP]0.072         1 Nov 2007       30 Apr 2008

(a)    1996 Share Option Scheme (approved)

(b)    1996 Share Option Scheme (non-approvable parts)

(c)    Deferred Share Bonus Plan

(d)    1996 Save As You Earn Scheme 2002 offer

(e)    1996 Save As You Earn Scheme 2004 offer

(f)    Lapsed options

Options granted in 2004 were issued under the 1996 scheme as three-year or five-year vesting options.

Options granted during the year under the 1996 scheme and Deferred Share Bonus Plan have performance criteria determined by the Remuneration Committee as set out on page 30.

None of the other Directors held share options at any time during the year.


SHARE PRICE (Audited)

The closing market price per ordinary share on 31 December 2004 was 6.63p (2003:
9.75p), as derived from the London Stock Exchange Daily Official List, and the closing market price per ADR (which comprises 10 Xenova shares) on the NASDAQ National Market was 130c (2003: 182c) as derived from the NASDAQ website. The closing middle-market prices per ordinary share on the London Stock Exchange during the financial year ranged from 5.88p to 13.0p (2003: 8.75p to 43p), and per ADR from 116c to 279c (2003: 158c to 724c).

TOTAL SHAREHOLDER RETURN (Unaudited)

In the five years to 31 December 2004, the Bloomberg UK Biotech Index has fallen to 60.4% of the value at 31 December 1999. During the same period, Xenova shares have fallen to 8.6% of their value at 31 December 1999.

                  [GRAPHIC OMITTED][Value of Investment Graph]

In the opinion of the Directors, the Bloomberg UK Biotech Index, against which total shareholder return of the Company is measured, is the most appropriate benchmark because it is an index of companies in the same industry sector as Xenova.



By order of the Board




T Ron Irwin
Chairman of the Remuneration Committee
3 May 2005

INDEPENDENT AUDITORS' REPORT

To the members of Xenova Group plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated and company balance sheets, the consolidated cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration report ("the auditable part").


RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the annual report, and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Report of the Directors, the unaudited part of the Remuneration Report, the Chairman's Statement & Chief Executive's Review, the Financial Review, the Corporate Governance Statement and the Corporate and Social Responsibility Report.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.


BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.


FUNDAMENTAL UNCERTAINTY - GOING CONCERN

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the basis of preparation. The financial statements have been prepared on a going concern basis and, as described in note 1, the validity of this depends on obtaining future funding. The financial statements do not include any adjustments that would result from a failure to obtain further funding. Details of the circumstances relating to this fundamental uncertainty are described in note 1. In view of the significance of this fundamental uncertainty we consider it should be drawn to your attention but our opinion is not qualified in this respect.


OPINION

In our opinion:

o The financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2004 and of the loss and cash flows of the Group for the year then ended;

o The financial statements have been properly prepared in accordance with the Companies Act 1985; and

o Those parts of the Remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.


PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors
Cambridge,
3 May 2005

CONSOLIDATED PROFIT & LOSS ACCOUNT
for the year ended 31 December 2004

                                                                       RESTATED*
                                                   Notes        2004        2003
                                                            [GBP]000     [GBP]000
                                                        ------------------------
TURNOVER (INCLUDING SHARE OF JOINT VENTURES)
      Continuing operations                                    4,638       7,710
      Discontinued operations                                      -           -
Less: share of turnover of joint ventures                        (73)        (11)
                                                        ------------------------
TURNOVER                                               2       4,565       7,699

Cost of sales                                                 (2,241)       (622)
                                                        ------------------------
GROSS PROFIT                                                   2,324       7,077

OPERATING EXPENSES
Research and development costs
      Continuing operations                                  (13,113)    (14,450)
      Discontinued operations                                 (1,167)          -
                                                        ------------------------
                                                             (14,280)    (14,450)
Administrative expenses
                                                        ------------------------
      Continuing operations                                   (4,669)     (4,748)
      Continuing operations : exceptional
        reorganisation costs                            4      3,625      (3,161)
      Continuing operations : amortisation
        of goodwill                                           (2,229)     (1,486)
                                                        ------------------------
                                                              (3,273)     (9,395)

      Discontinued operations                                   (293)          -
                                                        ------------------------
TOTAL ADMINISTRATIVE EXPENSES                                 (3,566)     (9,395)

Other operating income - continuing
  operations                                                     749         449

TOTAL NET OPERATING EXPENSES                                 (17,097)    (23,396)
                                                        ------------------------

GROUP OPERATING LOSS

      Continuing operations                                  (13,313)    (16,319)
      Discontinued operations                                 (1,460)          -
                                                        ------------------------
                                                             (14,773)    (16,319)

Share of operating loss of
  joint ventures                                                 (23)       (213)
                                                        ------------------------
TOTAL OPERATING LOSS: GROUP AND
  SHARE OF JOINT VENTURES                                    (14,796)    (16,532)

Loss on disposal of discontinued operations                      (62)          -
                                                        ------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST                  (14,858)    (16,532)

Investment income (net)                                6         785         381
Share of interest of joint ventures                                -           4
Amounts written (off)/back to investments                        (42)        189
                                                        ------------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION            3     (14,115)    (15,958)

Tax on loss on ordinary activities                     7       1,592         954
                                                        ------------------------

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION             24    (12,523)    (15,004)
                                                        ------------------------

Loss per share (basic and diluted)                     9       (2.9p)      (7.1p)

Shares used in computing net loss
  per share (thousands)                                9     431,529     212,437
                                                        ------------------------

* see note 1

There is no material difference between the loss on ordinary activities before taxation and the loss for the years stated above and their historical cost equivalents.

The notes on pages 42 to 57 form an integral part of these financial statements.

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES

                                                                2004        2003
                                                   Notes    [GBP]000    [GBP]000
                                                        ------------------------
Loss attributable to Xenova Group plc                        (12,500)    (14,818)
Loss attributable to joint ventures                              (23)       (186)
                                                        ------------------------
TOTAL LOSS ATTRIBUTABLE TO MEMBERS OF
  XENOVA GROUP PLC                                           (12,523)    (15,004)

Translation difference                                24         (11)        228
                                                        ------------------------
TOTAL RECOGNISED GAINS AND LOSSES IN THE PERIOD
ATTRIBUTABLE TO MEMBERS OF XENOVA GROUP PLC                  (12,534)    (14,776)
                                                        ------------------------

The notes on pages 42 to 57 form an integral part of these financial statements.

CONSOLIDATED AND COMPANY BALANCE SHEETS
as at 31 December 2004

                                                                    GROUP                 COMPANY
                                                                2004        2003        2004        2003
                                                   Notes    [GBP]000    [GBP]000    [GBP]000    [GBP]000
                                                        ------------------------------------------------
FIXED ASSETS

Intangible assets                                     10      16,939      19,272           -           -
Tangible assets                                       11       7,195       7,858           -           -
Investments                                           12           -           -      39,249     103,721

Investment in joint ventures:                         12
     Share of gross assets                                        60         137           -           -
     Share of gross liabilities                                  (44)        (98)          -           -
                                                        ------------------------------------------------
                                                                  16          39           -           -
                                                        ------------------------------------------------
                                                              24,150      27,169      39,249     103,721
CURRENT ASSETS

Work in progress                                                 688         662           -           -
Debtors                                               13       4,437       3,669         198         190
Short-term deposits and investments                   14      11,400      15,437      11,400      15,437
Cash at bank and in hand                                       1,570      12,070       1,192      10,657
                                                        ------------------------------------------------
                                                              18,095      31,838      12,790      26,284

Creditors: amounts falling due
  within one year                                     15      (5,563)     (7,143)          -        (311)
                                                        ------------------------------------------------
NET CURRENT ASSETS                                            12,532      24,695      12,790      25,973
                                                        ------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                         36,682      51,864      52,039     129,694

Creditors: amounts falling due after more than
one year                                              16        (302)     (1,766)          -     (19,913)
Provisions for liabilities and charges                18        (431)     (1,764)        (13)         (2)
                                                        ------------------------------------------------
TOTAL NET ASSETS                                              35,949      48,334      52,026     109,779
                                                        ------------------------------------------------

CAPITAL AND RESERVES

Called up share capital                               21       4,316      26,264       4,316      26,264
Shares to be issued                                   23       6,477       6,483       6,477       6,483
Share premium account                                 24      97,811      97,827      97,811      97,827
Merger reserve                                        24      30,861      30,859      30,861      30,859
Special reserve                                       24      21,949           -      21,949           -
Other reserves                                        24      17,328      17,328           -           -
Profit and loss deficit                               24    (142,793)   (130,427)   (109,388)    (51,654)
                                                        ------------------------------------------------
SHAREHOLDERS' FUNDS - INCLUDING NON EQUITY
INTERESTS                                             25      35,949      48,334      52,026     109,779
                                                        ------------------------------------------------

Equitable shareholders' funds                         25      35,949      26,385      52,026      87,830
Non-equity shareholders' funds                        25           -      21,949           -      21,949
                                                        ------------------------------------------------
CAPITAL EMPLOYED                                              35,949      48,334      52,026     109,779
                                                        ------------------------------------------------

The financial statements were approved by the Board on 20 April 2005.

David A Oxlade                                        Daniel Abrams
DIRECTOR                                              DIRECTOR

The notes on pages 42 to 57 form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2004

                                                                2004        2003
                                                   Notes    [GBP]000    [GBP]000
                                                        ------------------------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES            26     (17,862)    (17,837)

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                638         346
Interest element of finance lease rental payments                 (2)         (4)
                                                        ------------------------
NET CASH INFLOW FROM RETURNS ON INVESTMENTS
AND SERVICING OF FINANCE                                         636         342

TAXATION                                                       1,751       2,608

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                               (421)       (700)
Purchase of intangible fixed assets                                -        (622)
Sale of Farnham site tangible and intangible assets                -         800
Sale of other tangible fixed assets                               54         265
                                                        ------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE
AND FINANCIAL INVESTMENT                                        (367)       (257)

ACQUISITIONS AND DISPOSALS

Net cash received from sale of manufacturing facility          1,921           -
Purchase of subsidiary undertakings                                -        (605)
Cash at bank and in hand acquired with subsidiary                  -       1,444
                                                        ------------------------
NET CASH INFLOW FROM ACQUISITIONS                              1,921         839
                                                        ------------------------
NET CASH OUTFLOW BEFORE MANAGEMENT
OF LIQUID RESOURCES AND FINANCING                            (13,921)    (14,305)

MANAGEMENT OF LIQUID RESOURCES
Decrease in short-term deposits                       26       3,995       3,696
Proceeds on sale of current asset investments                      -         189
                                                        ------------------------
NET CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES            3,995       3,885
                                                        ------------------------
NET CASH OUTFLOW BEFORE FINANCING                             (9,926)    (10,420)

FINANCING

Issue of ordinary share capital                                    2      21,785
Expenses on issue of shares                                     (371)     (1,894)
Repayment of secured loans                            26        (180)         (4)
Capital element of finance lease rental payments      26         (25)        (29)
                                                        ------------------------
NET CASH INFLOW FROM FINANCING                                  (574)     19,858
                                                        ------------------------
DECREASE/(INCREASE)IN CASH DURING THE YEAR            26     (10,500)      9,438
                                                        ------------------------

RECONCILIATION OF NET CASH TO MOVEMENT IN NET FUNDS

                                                                2004        2003
                                                   Notes    [GBP]000    [GBP]000
                                                        ------------------------
DECREASE/(INCREASE) IN CASH DURING THE YEAR                  (10,500)      9,438

Repayment of secured loans                                       180           4
Capital element of finance lease payments                         25          29
Cash flow from movement in liquid resources                   (3,995)     (3,507)
                                                        ------------------------
CHANGE IN NET FUNDS RESULTING FROM CASH FLOWS                (14,290)      5,964

Liquid resources acquired with subsidiary undertaking              -       2,557
Secured loans acquired with subsidiary undertakings                -        (196)
Finance leases acquired with subsidiary undertakings               -         (63)
Finance leases disposed with manufacturing facility                9           -
Movement in value of liquid investments                          (12)       (189)
Translation difference                                           (30)          6
                                                        ------------------------
Change in net funds                                          (14,323)      8,079

NET FUNDS AT 1 JANUARY                                        27,293      19,214
                                                        ------------------------
NET FUNDS AT 31 DECEMBER                              26      12,970      27,293
                                                        ------------------------

The notes on pages 42 to 57 form an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      STATEMENT OF ACCOUNTING POLICIES

BASIS OF PREPARATION

The financial statements are prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards. In accordance with Financial Reporting Standard No 18 - 'Accounting policies', (FRS18), a review of the Group's accounting policies has been performed and will continue to be performed on a regular basis. As a result of this review, there were no changes to the Group's accounting policies in 2004.


GOING CONCERN

Xenova is an emerging pharmaceutical business and as such expects to absorb cash until products are commercialised. The Group does not have sufficient cash resources to fund its current level of activities for at least the next 12 months, but the Directors have reasonable expectation that the Group can raise additional cash resources during 2005 for this purpose, and have therefore prepared these financial statements on a going concern basis. In the event that additional funds are not secured, the Group would seek to reduce its overheads and might delay, reduce or eliminate the development of product candidates which are not externally funded by partners. In addition, the Group might also be forced to license the rights to some of its drug candidates and technologies at an earlier stage than would otherwise be intended, which would be likely to be on less favourable terms. The financial statements do not contain any adjustments that would arise if the financial information was not drawn up on a going concern basis.

BASIS OF CONSOLIDATION

The consolidated financial statements include:

- The assets and liabilities, results and cashflows of the company and its subsidiary undertakings from the date of acquisition.

- The Group's share of the net liabilities or assets and results of joint ventures.

The accounts of undertakings consolidated are made up to 31 December.

Undertakings in which the Group has a material interest and where it exercises dominant influence are accounted for as subsidiaries. Undertakings where the Group exercises joint control are accounted for as joint ventures.


INTANGIBLE FIXED ASSETS

Goodwill arising from the purchase of subsidiary undertakings, representing the difference between the fair value of the purchase consideration and the fair value of the net assets acquired, is capitalised as an intangible fixed asset and amortised on a straight line basis over its estimated useful economic life. Goodwill similarly arising on the acquisition of associates or joint ventures is recorded as part of the related investment.

Goodwill in respect of the acquisitions of Cantab and KS Biomedix is being amortised over 10 years from the date of acquisition which the Directors estimate represents its useful economic life.

Other intangible fixed assets, including acquired intellectual property, are capitalised at cost and amortised on a straight line basis over the estimated useful economic life of the asset, having taken into account the risk factors associated with developing a pharmaceutical product.


REVENUE RECOGNITION

License fees and milestone payments are spread over the life of the relevant agreement in proportion to the work performed by the Group, but are limited to the non-refundable amounts received. The estimation techniques used to spread the revenue reflect both the scientific and commercial risks of individual contracts. Ordinarily, revenue is spread using a technique, which first adjusts the total contract revenue based upon the estimated probability of receipt given the commercial nature and scientific stage of development of the programme. In a limited number of cases where contracts are deemed to be higher risk as determined on scientific and commercial grounds, revenue is spread using a contingency adjusted technique to reflect the increased uncertainty of future receipts.

Revenue from development agreements where, under the terms of the agreement, the Group is reimbursed for development expenditure incurred, is recognised to match the underlying expenditure that it relates to. Contributions received in advance are included within deferred revenue.

Revenues from contract manufacturing are recognised in turnover in the period in which the products and services are delivered to and accepted by the customer.

COST OF SALES

The Group has classified fixed and variable costs which are directly attributable to contract manufacturing activities as cost of sales.


RESEARCH AND DEVELOPMENT

Research and development expenditure is charged to the profit and loss account as incurred.


TANGIBLE FIXED ASSETS AND DEPRECIATION

Tangible fixed assets are stated at cost, less depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Freehold property                                    over 25 years
Short leasehold properties                  -        over the life of the lease
Fixtures, fittings and equipment            -        between 3 and 15 years

Tangible fixed assets are subject to impairment reviews when events or changes in circumstances indicate that the carrying value may not be recoverable through future cash flows of the income generating unit. Impairment charges are determined by using the higher of post-tax net realisable value and value in use. Discounted cash flows are used to determine value in use.


WORK IN PROGRESS

Work in progress in relation to contract manufacturing is valued at the lower of cost or net realisable value.


LEASE INCENTIVES

Benefits received and receivable as an incentive to sign an operating lease are spread on a straight line basis over the lease term or if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate. Accordingly any incentive received to sign a lease is included in other creditors and will be credited to the profit and loss account over the appropriate period.


LEASING AND HIRE PURCHASE COMMITMENTS

Assets obtained under hire purchase contracts and leases which result in the transfer to the Group of substantially all the risks and rewards of ownership (finance leases) are capitalised as tangible fixed assets at cost and are depreciated on a straight line basis over the shorter of the useful economic life and the lease term. Obligations under such agreements are included in creditors net of finance charges allocated to future periods. The finance element of the rental payments is charged to the profit and loss account over the period of the lease or hire purchase contract so as to produce a constant periodic rate of charge on the outstanding balance of the net obligations in each period.

Rentals paid under operating leases are charged against income on a straight line basis over the lease term. Rentals received under operating leases are taken to the profit and loss account on a straight line basis over the lease term.


FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All exchange differences are taken to the profit and loss account.

The financial statements of overseas subsidiaries are translated using the net investment method: the assets and liabilities are translated at the closing exchange rate, and the profit and loss accounts are translated at an average rate for the year. Exchange differences arising on these translations are taken directly to reserves.


DEFERRED TAXATION

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the Balance Sheet date, but only when transactions or events that result in a right to pay less tax or an obligation to pay more tax in the future have occurred at the balance sheet date. The likelihood of these rights or obligations arising is based upon the estimated probabilities of future events occurring, taking into account the relevant factors pertinent to the industry sector in which the Group operates. Deferred tax is measured on a non-discounted basis.


PENSION COSTS

Contributions under the Company's defined contribution pension scheme are charged to the profit and loss account as incurred.


INVESTMENTS

In the Company's accounts, investments in subsidiary undertakings are stated either at the fair value of consideration given, where the subsidiary is consolidated using acquisition accounting, or at the nominal value of the shares issued, where merger accounting is used. Provision is made for any permanent diminution in the value of these investments. Other fixed asset investments are stated at cost less any provision for diminution in value. Current asset investments are stated at the lower of cost plus accrued interest and net realisable value.

EMPLOYEE BENEFITS

The charge for options awarded under the share option schemes and deferred share bonus plan is recognised in the consolidated profit and loss account as the difference between the market value of the shares at the date of grant and any consideration to be received on the exercise of the options or the award of the deferred shares. The charge is based on estimates of staff turnover and share price growth and is accrued in the profit and loss account reserve. Provision is made for national insurance payable upon the exercise of options.


FINANCIAL INSTRUMENTS

The Group's financial instruments comprise cash and liquid resources and various items such as trade debtors and creditors, including an onerous lease provision, which arise directly from its operations. Financial assets and liabilities are recognised and cease to be recognised on the basis of when the related legal obligation or title pass to or from the Group.


PRESENTATION OF PROFIT AND LOSS ACCOUNT

During the year the Directors revised the presentation of the Profit and Loss account in order to improve the transparency of the Group's financial reporting by disclosing the costs of contract manufacturing activities as cost of sales. Cost of sales includes the direct costs of contract manufacturing for third parties as well as an allocation of facilities overheads. The impact has been to record cost of sales for 2003 of [GBP]622,000 and reduce research and development expenses accordingly.

2      TURNOVER AND SEGMENTAL ANALYSIS

The principal activities of the Group are the development of novel drugs to treat cancer, addiction and immune system disorders; and contract manufacturing for clinical trials. Turnover, operating loss and net assets for each class of business are as follows:

                                                                OPERATING              NET ASSETS/
                                             TURNOVER         (LOSS)/PROFIT           (LIABILITIES)
                                        2004        2003        2004        2003        2004        2003
CLASS OF BUSINESS                   [GBP]000    [GBP]000    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------------------------------
Drug development                       3,230       6,986     (13,867)    (16,412)     35,924      48,379
Contract manufacturing                 1,335         713        (906)         96           9         (84)
Joint ventures                            73          11         (23)       (216)         16          39
--------------------------------------------------------------------------------------------------------
                                       4,638       7,710     (14,796)    (16,532)     35,949      48,334
--------------------------------------------------------------------------------------------------------

Contract manufacturing provides a contribution to the costs of running the Clinical Trials Manufacturing Facility which is primarily used for manufacturing for the Group's own programmes. Operating expenses allocated to this segment represent an allocation of the fixed and variable costs relating to manufacturing facility and activities. Net assets allocated to contract manufacturing include work in progress, trade debtors and deferred revenue only.

Operating loss is stated after exceptional reorganisation charges and goodwill amortisation, both of which arise from the drug development business. Net assets for drug development include all purchased goodwill.

The Group operated in the United Kingdom and Canada, prior to the sale of the Canadian manufacturing facility, and its turnover, operating loss and net assets by geographical origin are as follows:


                                            TURNOVER         OPERATING (LOSS)           NET ASSETS
                                        2004        2003        2004        2003        2004        2003
GEOGRAPHIC ORIGIN                   [GBP]000    [GBP]000    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------------------------------
Continuing operations
  United Kingdom                       4,565       7,699     (13,313)    (15,786)     35,933     45,856
  Joint ventures                          73          11         (23)       (216)         16         39

Discontinued operations
   Canada                                  -           -      (1,460)       (530)          -       2,439
--------------------------------------------------------------------------------------------------------
                                       4,638       7,710     (14,796)    (16,532)     35,949      48,334
--------------------------------------------------------------------------------------------------------

Segmental analysis of loss on ordinary activities before taxation has not been presented as the Directors are unable to allocate finance charges accurately. A reconciliation of operating loss on ordinary activities before taxation is given in the consolidated profit and loss discount.

Turnover by geographic destination was as follows:


                                                 DISCON-
                                  CONTINUING      TINUED       TOTAL       Total
                                        2004        2004        2004        2003
                                    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
United Kingdom                             -           -           -           3
North America                          2,686           -       2,686       6,938
Other European                         1,879           -       1,879         758
Joint ventures                            73           -          73          11
--------------------------------------------------------------------------------
                                       4,638           -       4,638       7,710
--------------------------------------------------------------------------------

3      LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

                                                                2004        2003
                                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
OPERATING LOSS ON ORDINARY ACTIVITIES IS STATED
  AFTER CHARGING/(CREDITING):

Staff costs (note 5)                                           5,517       7,869
Depreciation of owned assets                                     898       1,204
Depreciation of assets held under
  finance leases                                                   -           7
 Write back of provision for impairment of
  tangible fixed assets                                       (2,745)       (520)
Operating lease rentals

              - hire of plant and machinery                      109         116
              - other operating lease rentals                  1,706       1,253
Loss/(profit) on disposal of fixed assets                          9        (118)
Long term incentive scheme
              - charge for long term
                  incentive scheme                               168           -
              - accrual for National
                  Insurance on share options                      11         (10)
Goodwill amortisation                                          2,229       1,486
License fee and patent amortisation                              104         103
--------------------------------------------------------------------------------

Sub-lease rental income totalled [GBP]749,000 (2003: [GBP]366,000).


SERVICES PROVIDED BY THE GROUP'S AUDITOR AND NETWORK FIRMS

During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor at costs as detailed below.

                                                                2004        2003
                                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Audit services
    Statutory audit (including parent company audit
    fee [GBP]5,000 (2003 [GBP]5,000))                            123          95
    Audit related regulatory reporting                            53         287

Further assurance services                                        43          30

Tax services
    Compliance services                                           37          69
    Advisory services                                              3           3
--------------------------------------------------------------------------------

The fees paid to auditors for audit related regulatory reporting are in connection with UK and SEC regulatory filings. Included above are fees paid to the Group's auditor for non audit services of [GBP]136,000 (2003: [GBP]167,000). The Group's policy on ensuring that its auditors' independence has not been compromised by the provision of non-audit services is set out on page 23.

4      EXCEPTIONAL REORGANISATION INCOME/(COSTS)

                                                                2004        2003
                                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Movement on vacant lease provision                               880      (1,762)
Write back of impairment provisions                            2,745         520
Severance payments                                                 -      (1,919)
--------------------------------------------------------------------------------
                                                               3,625      (3,161)
--------------------------------------------------------------------------------

Following the announcement in April 2004 that Genzyme had signed a ten year sub-lease for the vacant space in the Group's Cambridge facility, the vacant lease provision and asset impairment provision following the previous reorganisations have been reduced to reflect the impact of the sub-lease agreement.

Following the announcement of the cessation of Phase III trials of tariquidar, and the acquisition and integration of KS Biomedix in 2003, the Group undertook a cost saving reorganisation, which included a headcount reduction and programme prioritisation. Included in administrative expenses in 2003 under exceptional reorganisation costs was [GBP]3,681,000 in respect of severance payments and a vacant leasehold provision in respect of excess laboratory and office space at the Group's Cambridge and Guildford facilities. [GBP]520,000 of the impairment provision made in 2002 was credited to exceptional costs during the year following the sale of excess equipment.

5      EMPLOYEES

                                                                2004        2003
NUMBER OF EMPLOYEES                                           NUMBER      Number
--------------------------------------------------------------------------------
The average number of persons (including Executive
  Directors) employed by the group in the year was:

Research and development                                          64          75
Administration                                                    29          30
--------------------------------------------------------------------------------
                                                                  93         105
--------------------------------------------------------------------------------
                                                                2004        2003
EMPLOYMENT COSTS                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Wages and salaries                                             4,655       6,678
Social security costs                                            513         714
Other pension costs                                              349         477
--------------------------------------------------------------------------------
                                                               5,517       7,869
--------------------------------------------------------------------------------
                                                                2004        2003
DIRECTORS' EMOLUMENTS                                       [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Aggregate emoluments of the Directors
  were as follows:

Non-Executive Directors:

Aggregate emoluments                                             152         136

Executive Directors:

Aggregate emoluments                                             780         961
Company contributions to money purchase
  pension schemes                                                105         179
--------------------------------------------------------------------------------
                                                               1,037       1,276
--------------------------------------------------------------------------------

Retirement benefits are accruing to 3 Directors (2003: 3 Directors) under defined contribution pension schemes. The details of the Directors' remuneration and their share options are given in the Remuneration Report on pages 29 to 35. The aggregate gain on the exercise of share options during the year was nil (2003: nil). Compensation for loss of office was paid to former Directors during the year of [GBP]nil (2003: [GBP]300,000).

6      INVESTMENT INCOME (NET)

                                                                2004        2003
                                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Interest receivable                                              797         394
Interest payable on bank loans and overdrafts                   (10)           -
Interest payable on finance leases                               (2)          (4)
Loss on disposal of current asset investment                       -          (9)
--------------------------------------------------------------------------------
                                                                 785         381
--------------------------------------------------------------------------------

7      TAXATION

                                                                2004        2003
                                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Current tax: UK corporation tax credit on
  loss for the year                                           (1,307)     (1,120)
Adjustment in respect of prior years                            (285)        166
--------------------------------------------------------------------------------
                                                              (1,592)       (954)
--------------------------------------------------------------------------------

The Group's share of the corporation tax charge for the year for joint ventures is [GBP]nil (2003: [GBP]23,000).

Factors affecting the tax credit for the year:

                                                                2004        2003
                                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Loss on ordinary activities before taxation                  (14,115)    (15,958)
--------------------------------------------------------------------------------
Loss on ordinary activities at 30% (2003: 30%)                (4,234)     (4,787)
Effects of:
Expenses not deductible for tax purposes                        (461)        477
Carry back of current year losses                                  -         (24)
Adjustments to prior year tax credit                            (285)        165
Tax losses carried forward to future periods                   3,061       2,941
Research and development tax credit received at 24% of
  losses compared with 30% tax rate                              327         274
--------------------------------------------------------------------------------
Current tax credit for the year                               (1,592)       (954)
--------------------------------------------------------------------------------

The Group has UK tax losses of approximately [GBP]101 million (31 December 2003:
[GBP]137 million) available for carry forward against future profits. Of these tax losses approximately [GBP]16 million have yet to be agreed with the Inland Revenue. The Group's UK tax losses have been reduced during the year following a reorganisation among subsidiary companies that utilised approximately [GBP]43 million of brought forward losses. These losses will be recouped over 10 years as the resulting intangible asset is amortised.

No provision for deferred taxation is required at 31 December 2004 (2003: nil) and there is no potential unprovided deferred taxation liability at that date.

Unrecognised potential deferred tax assets are:

                                                                2004        2003
                                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Depreciation less than capital allowances                        (71)       (228)
Short-term timing differences                                      -         150
Trading losses                                                30,185      40,849
--------------------------------------------------------------------------------
                                                              30,114      40,771
--------------------------------------------------------------------------------

8      LOSS ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY

In accordance with Section 230(4) of the Companies Act 1985, the Company is exempt from the requirement to present its own profit and loss account. The loss in the financial statements of the holding company was [GBP]57,920,000 (2003: loss of [GBP]34,735,000).

9      LOSS PER SHARE

Loss per share is calculated by reference to the loss attributable to the ordinary shareholders of the Company of [GBP]12,523,000 (2003: [GBP]15,004,000) and the weighted average of 431,529,000 ordinary shares in issue during the year (2003: 212,437,000). All potential ordinary shares are anti-dilutive.

10     INTANGIBLE FIXED ASSETS

                                                             License
                                                            fees and
                                                Goodwill     patents       Total
GROUP                                           [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
COST

As at 1 January and 31 December 2004              22,284       1,170      23,454
--------------------------------------------------------------------------------
AMORTISATION

At 1 January 2004                                  3,531         651       4,182
Charge for the year                                2,229         104       2,333
--------------------------------------------------------------------------------
AS AT 31 DECEMBER 2004                             5,760         755       6,515
--------------------------------------------------------------------------------

NET BOOK VALUE AS AT 31 DECEMBER 2004             16,524         415      16,939
--------------------------------------------------------------------------------
Net book value as at 31 December 2003             18,753         519      19,272
--------------------------------------------------------------------------------

The Company has no intangible fixed assets.

11     TANGIBLE FIXED ASSETS

                                                           Fixtures,
                                                   Short    fittings
                                    Freehold   leasehold         and
                                    property    property   equipment       Total
GROUP                               [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------

COST
At 1 January 2004                      1,930       9,319       4,190      15,439
Additions                                125          24         257         406
Disposals                             (1,876)       (216)     (1,033)     (3,125)
Currency translation adjustment            2           -           1           3
--------------------------------------------------------------------------------
AS AT 31 DECEMBER 2004                   181       9,127       3,415      12,723
--------------------------------------------------------------------------------
DEPRECIATION
At 1 January 2004                          5       5,034       2,542       7,581
Charge for the year                       74         354         470         898
Exceptional impairment
  charge (note 4)                          -      (2,625)       (120)     (2,745)
Disposals                                (64)          -        (142)       (206)
--------------------------------------------------------------------------------
AS AT 31 DECEMBER 2004                    15       2,763       2,750       5,528
--------------------------------------------------------------------------------

NET BOOK VALUE AS AT
  31 DECEMBER 2004                       166       6,364         665       7,195
--------------------------------------------------------------------------------
NET BOOK VALUE AS AT
  31 DECEMBER 2003                     1,925       4,285       1,648       7,858
--------------------------------------------------------------------------------

The net book value of fixtures, fittings and equipment held under finance leases at 31 December 2004 was [GBP]nil (2003: [GBP]80,000).

The Company has no tangible fixed assets.

                                                                2004        2003
CAPITAL COMMITMENTS - GROUP                                 [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Contracted for but not provided for as at 31 December             29         161
--------------------------------------------------------------------------------

The Company has no capital commitments (2003: [GBP]nil).

12     INVESTMENTS

                                  SUBSIDIARY  LONG TERMS       TOTAL       Total
COMPANY                         UNDERTAKINGS       LOANS
                                        2004        2004        2004        2003
                                    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
COST

At 1 January                          69,151      90,570     159,721     126,796
Acquisitions                               -           -           -      17,664
Disposals                            (16,000)          -     (16,000)          -
Movement in loans to subsidiaries          -      (3,805)     (3,805)      15,261
--------------------------------------------------------------------------------
AS AT 31 DECEMBER                     53,151      86,765     139,916     159,721
--------------------------------------------------------------------------------

PROVISION
At 1 January                          17,000      39,000      56,000      16,000
Increase in provision                 51,629       9,038      60,667      40,000
Disposals                            (16,000)          -     (16,000)          -
--------------------------------------------------------------------------------
AS AT 31 DECEMBER                     52,629      48,038     100,667      56,000
--------------------------------------------------------------------------------
NET BOOK VALUE AS AT 31 DECEMBER         522      38,727      39,249     103,721
--------------------------------------------------------------------------------

During 2004 a reorganisation among subsidiary companies was undertaken, whereby Xenova Research Limited and Xenova Biomedix Limited transferred their business and assets to Xenova Limited and became dormant. Following the reorganisation, the Company has made full provisions against the cost of investment in these subsidiaries and long term loans to these subsidiaries. Disposals represent Xenova UK Limited and Xenova Discovery Limited which were struck off following the reorganisation.

INTEREST IN JOINT VENTURES

                                                                2004        2003
                                                            [GBP]000    [GBP]000
--------------------------------------------------------------------------------
NET ASSETS AT 1 JANUARY                                           39         127
--------------------------------------------------------------------------------
Acquired with subsidiary undertaking                               -          99
Share of losses retained                                         (23)       (187)
--------------------------------------------------------------------------------
AT 31 DECEMBER                                                    16          39
--------------------------------------------------------------------------------


PRINCIPAL GROUP INVESTMENTS

SUBSIDIARY UNDERTAKINGS             Country (state) of              Nature of         Class of share            Holding
                                    registration or                 business
                                    incorporation
-------------------------------------------------------------------------------------------------------------------------
HELD DIRECTLY

Xenova Limited                      England and Wales               Drug development  Ordinary                  100%
Oncocene Limited (formerly Cantab
Pharmaceuticals Limited)            England and Wales               Holding           Ordinary                  100%
Xenova KS Limited (formerly KS
Biomedix Holdings plc)              England and Wales               Holding           Ordinary                  100%
MetaXen LLC                         United States of America        Dormant           Class A preferred         100%
                                    (Delaware)                                        (voting)                  100%
                                                                                      Class B (non voting)      100%
                                                                                      Class C (non voting)
Xenova Inc                          United States of America        Dormant           Common stock              100%
                                    (Delaware)
HELD INDIRECTLY

Xenova Research Limited             England and Wales               Dormant           Ordinary                  100%
Xenova Biomedix Limited             England and Wales               Dormant           Ordinary                  100%
KS Canada Inc                       Canada (New Brunswick)          Holding           Common stock              100%
KS Canada Holdings Inc              Canada (New Brunswick)          Holding           Common stock              100%
KS Avicenna Inc                     Canada (Alberta)                Dormant           Common stock              100%

The above subsidiaries, all of which are consolidated, operate principally in the countries of incorporation. The year end of all subsidiaries is 31 December.


JOINT VENTURE UNDERTAKINGS

The Group has a 45% interest in the ordinary shares and 50% of the voting rights of a joint venture company, Phogen Limited, whose accounting year end is 31 December and which is incorporated in England and Wales. The Group's share of the net assets of Phogen Limited at 31 December 2004 was [GBP]4,000 (2003: net assets [GBP]16,000).

The principal business of Phogen Limited is to develop and commercialise drug delivery and gene therapy technology based on the cellular trafficking properties of the protein VP22. The funding of this programme is provided jointly by the Group and the other joint venture party.

Following the acquisition of the KS Biomedix business, the Group also has a 50% interest in the share capital and voting rights of another joint venture, Discerna Limited, whose accounting year end is 31 March and which is incorporated in England and Wales. The Group's share of the net assets of Discerna Limited at 31 December 2004 was [GBP]12,000. (2003: [GBP]23,000)

13     DEBTORS

                                           GROUP                 COMPANY
                                        2004        2003        2004        2003
                                    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
AMOUNTS FALLING DUE WITHIN
  ONE YEAR
Trade debtors                            308         255           -           -
Amounts owed by joint ventures            24          43           -           -
Corporation tax receivable             1,131       1,291           -           -
Other debtors                            742       1,014         198         190
Prepayments and accrued income         1,796       1,066           -           -
--------------------------------------------------------------------------------
                                       4,001       3,669         198         190

AMOUNTS FALLING DUE AFTER MORE
  THAN ONE YEAR
Other debtors - deferred
  consideration (note 28)                436           -           -           -
--------------------------------------------------------------------------------
                                       4,437       3,669         198         190
--------------------------------------------------------------------------------


14     SHORT-TERM DEPOSITS AND INVESTMENTS

                                           GROUP                 COMPANY
                                        2004        2003        2004        2003
                                    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Short-term deposits                   10,999      14,994      10,999      14,994
Investments                              401         443         401         443
--------------------------------------------------------------------------------
                                      11,400      15,437      11,400      15,437
--------------------------------------------------------------------------------

Investments relates to the investment in Cubist Pharmaceuticals Inc, a pharmaceutical company Listed on NASDAQ (CBST).

15     CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                           GROUP                 COMPANY
CREDITORS: AMOUNTS FALLING DUE          2004        2003        2004        2003
WITHIN ONE YEAR                     [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Bank loans                                 -          48           -           -
Finance lease obligations                  -          24           -           -
Trade creditors                        1,069       1,254           -           -
Other tax and social
  security payable                       123         196           -           -
Other creditors                            -         619           -           -
Accruals and deferred income           4,371       5,002           -         311
--------------------------------------------------------------------------------
                                       5,563       7,143           -         311
--------------------------------------------------------------------------------

Accruals and deferred income includes [GBP]638,000 (2003: [GBP]1,320,000) of deferred license fees.

16     CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                           GROUP                 COMPANY
CREDITORS: AMOUNTS FALLING DUE          2004        2003        2004        2003
AFTER MORE THAN ONE YEAR            [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Bank loans                                 -         132           -           -
Finance lease obligations                  -          10           -           -
Amounts due to Group undertakings          -           -           -      19,913
Accruals and deferred income             302       1,624           -           -
--------------------------------------------------------------------------------
                                         302       1,766           -      19,913
--------------------------------------------------------------------------------

Accruals and deferred income comprises [GBP] 302,000 (2003: [GBP]1,624,000) of deferred license fees.


17     OPERATING LEASES

The Group has commitments to make annual payments under non cancellable operating leases which expire as follows:

                                             2004                 2003
                                       SHORT                   Short
                                   LEASEHOLD               leasehold
                                    PROPERTY       OTHER    property       Other
                                    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Within one year                           72          11         210          35
Within two to five years                 165          23         359          23
After five years                       1,224           1       1,224           -
--------------------------------------------------------------------------------
                                       1,461          35       1,793          58
--------------------------------------------------------------------------------

18     PROVISIONS FOR LIABILITIES AND CHARGES

                                            GROUP                COMPANY
                                      Vacant    National     National
                                    property   Insurance       Total   Insurance
                                    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------
At 1 January 2004                      1,762           2       1,764           2
Utilised in the year                    (464)          -        (464)          -
Charged/(released) in the year          (880)         11        (869)         11
--------------------------------------------------------------------------------
AS AT 31 DECEMBER 2004                   418          13         431          13
--------------------------------------------------------------------------------

In accordance with the Urgent Issues Task Force Abstract 25 'National Insurance Contributions on Share Option Gains' the Group has provided for the employers' National Insurance payable on unapproved options granted after 5 April 1999 and exercisable between 18 August 2002 and 5 December 2013. The National Insurance actually payable will depend on the number of options exercised.

When leasehold properties become vacant or excess space arises, the Group provides for all costs to the end of the lease or the anticipated date of surrender of the lease, net of anticipated income. As a result of the sub-lease signed with Genzyme during the year [GBP]880,000 has been released from the vacant property provision and credited to exceptional reorganisation income. The remaining provision is expected to be used over the next 21/4 years at which time the Group's Cambridge site will be fully occupied. The provision is not discounted as the impact would not be material.


19     PENSIONS
The Group operates a defined contribution Group personal pension scheme for employees. Assets of the scheme are held separately from those of the Company in independently administered funds. Contributions for the year ended 31 December 2004 amounted to [GBP]349,000 (2003: [GBP]477,000).

20     FINANCIAL INSTRUMENTS

The Group's policies in respect of financial instruments are set out in the Financial Review (page 12). The Group had no financial instruments held for trading purposes. All of the Group's provisions, debtors and creditors falling due within one year (other than the secured loan and finance lease creditor) have been excluded from the disclosures below, excepting the currency disclosure. This is due either to the exclusion of short term items or because they do not meet the definition of a financial liability.


FINANCIAL ASSETS AND LIABILITIES

The Group has the following financial assets and liabilities in addition to short-term debtors and creditors:


CURRENT ASSET INVESTMENTS

As part of the disposal of certain assets of Xenova Discovery Limited in 1999 the Group now holds 65,168 $0.001 shares in Cubist Pharmaceuticals Inc. At 31 December 2004 these shares had a book and a market value of [GBP]401,000 (2003:
[GBP]443,000 - 65,168 shares). These equity shares have been excluded from the interest rate risk and currency profile as they have no maturity date and would thus distort the weighted average period information and the provision of pertinent information about any currency exposures involved.


CASH AT BANK AND SHORT TERM DEPOSITS

The Group uses a discretionary professional fund manager to invest funds on deposit and in money market instruments. The Group held cash at bank of [GBP]1,570,000 (2003: [GBP]12,070,000), which earned interest, in line with LIBOR, at a weighted average rate of 3.74% (2003: 2.82%). All cash and short term deposits have maturity dates within a year of 31 December 2004, and are held with institutions maintaining a minimum long term credit rating of A2 by Moody's and/or A by Standard and Poors. The majority of floating interest rates obtained are set relative to LIBOR.

All short-term deposits mature within one year and are therefore classified as floating rate instruments.


FINANCIAL LIABILITIES

The Group has no financial liabilities other than short-term creditors and the provisions set out below. The short-term creditors are interest free.

As at 31 December 2004 the Group held provisions of [GBP]431,000 (2003:
[GBP]764,000) in respect of vacant leasehold properties and National Insurance (note 18). These provisions are a financial liability on which no interest is paid.

The Group has no significant undrawn committed borrowing facilities at 31 December 2004 (2003: [GBP]nil).


CURRENCY EXPOSURES

The Group's functional currencies are Sterling and Canadian Dollars. Foreign exchange differences on the retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

The table below shows the extent to which Group companies have monetary assets and (liabilities) in currencies other than their local currency.


2004: Functional currency of      US Dollars    Canadian       Euros       Total
group operations:                   [GBP]000     Dollars    [GBP]000    [GBP]000
                                                [GBP]000
--------------------------------------------------------------------------------
Sterling                                 549           4          56         609
Canadian Dollars                          23           -           -          23
--------------------------------------------------------------------------------
                                         572           4          56         632
--------------------------------------------------------------------------------

2003: Functional currency         US Dollars    Canadian       Euros       Total
of group operations:                [GBP]000     Dollars    [GBP]000    [GBP]000
                                                [GBP]000
--------------------------------------------------------------------------------
Sterling                               1,080         (33)         44       1,091
Canadian Dollars                         (29)          -           -         (29)
--------------------------------------------------------------------------------
                                       1,051         (33)         44       1,062
--------------------------------------------------------------------------------

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

For all financial instruments the book values and fair values as at both 31 December 2004 and 2003 were not materially different.

21       SHARE CAPITAL

                                           2004                                2003
                                      NUMBER    [GBP]000                  Number    [GBP]000
--------------------------------------------------------------------------------------------
AUTHORISED:
Ordinary shares of 1p each     1,805,060,227      18,051           1,805,060,227      18,051
Deferred shares of 1p each                 -           -           2,194,939,773      21,949
--------------------------------------------------------------------------------------------
                               1,805,060,227      18,051           4,000,000,000      40,000
--------------------------------------------------------------------------------------------
ALLOTTED, CALLED UP AND FULLY PAID:
Ordinary shares of 1p each       431,543,933       4,316             431,483,887       4,315
Deferred shares of 1p each                 -           -           2,194,939,773      21,949
--------------------------------------------------------------------------------------------
                                 431,543,933       4,316           2,626,423,660      26,264
--------------------------------------------------------------------------------------------

42,856 ordinary shares of 1p each were issued in relation to the KS Biomedix acquisition and a further 17,190 in respect of warrants exercised, for which cash consideration of [GBP]2,000 was received. In March 2004, the Companies Court approved a capital reduction which was implemented by cancelling the deferred shares in the Company. As a result, the deferred shares were credited to a separate reserve called 'the special reserve', see note 24.


22     SHARE OPTIONS AND WARRANTS

XENOVA SHARE OPTIONS

Share options are offered to all employees to provide further incentives for them to contribute to the success of the Group. The Group has three established share option schemes, the Xenova Limited 1988 Share Option Scheme, the Xenova Group 1992 Share Option Scheme and the Xenova Group 1996 Share Option Scheme. Options granted during 2004 were issued under the 1996 Scheme. The 1996 Share Option Scheme consists of an Inland Revenue approved part with a three year vesting period for options up to the value of [GBP]30,000, a further three year vesting period for options up to the value of four times relevant emoluments, and a 'super-option' part with a five year vesting period which can accommodate options between the value of four times and eight times relevant emoluments. The scheme is subject to performance criteria determined by the Remuneration Committee.


DEFERRED SHARE BONUS PLAN

At the Annual General Meeting in 1999, the Xenova Deferred Share Bonus Plan was approved by shareholders. The scheme allows participants to purchase shares with their annual bonus against which the Company may award options to acquire further shares at nominal value no sooner than the third anniversary of the award date. Performance conditions are in place based on share price performance which determines what proportion of the award shall be exercisable.

A charge to the profit and loss account of [GBP]168,000 has been made in the year (2003: [GBP] nil) in respect of future share award costs. In making this charge it has been assumed that the maximum performance criteria will be met.

In any ten year period not more than 10% of the equity capital of the Company may be allocated under all of the share option schemes, of which not more than 5% of the equity capital of the Company may be allocated under the 1996 Scheme, other than by way of super-options.


SAVINGS RELATED SHARE OPTION PLAN

The 1996 Savings Related Share Option Plan is administered by the board and open to all UK employees and full-time Directors of the Company. Each eligible employee is given the opportunity to apply for an option to acquire (either by purchase or subscription) ordinary shares. The total exercise price of this option must not exceed the monthly contributions and bonus repayable under the save as you earn (SAYE) contract to be entered into as a condition of the grant of the option. The aggregate monthly contribution payable by an employee under all SAYE contracts may not exceed that from time to time allowed by the Inland Revenue under the ITEPA, currently [GBP]250.

At 31 December 2004, 24,935,024 options to subscribe for Ordinary Shares of the Company were outstanding, as follows:

NUMBER          EXERCISE PRICE PER SHARE    EXERCISE PERIOD
--------------------------------------------------------------------------------
34,000          234 pence                   9 August 1998-8 August 2005
400             272 pence                   4 October 1999-3 October 2006
92,788          208 pence                   13 March 2001-12 March 2008
8,875           338 pence                   23 June 2000-22 June 2007
44,562          338 pence                   23 June 2000-22 June 2007
14,423          208 pence                   13 March 2001-12 March 2008
4,000           45 pence                    18 November 2001-17 November 2008

NUMBER          EXERCISE PRICE PER SHARE    EXERCISE PERIOD
--------------------------------------------------------------------------------
160,000         32 pence                    15 December 2001-14 December 2008
40,000          32 pence                    15 December 2003-14 December 2008
25,640          117 pence                   27 May 2002-26 May 2009
74,360          117 pence                   27 May 2002-26 May 2009
17,500          88 pence                    17 August 2002-16 August 2009
155,000         88 pence                    17 August 2002-16 August 2009
107,913         10 pence                    13 July 2003-12 July 2010
533,580         10 pence                    18 October 2004-17 October 2011
18,594          87 pence                    20 December 2002-19 December 2009
171,406         87 pence                    20 December 2002-19 December 2009
223,000         77 pence                    13 July 2005-12 July 2010
4,000           111 pence                   18 December 2003-17 December 2012
79,050          48 pence                    11 July 2006-10 July 2011
292,400         48 pence                    16 August 2006-15 August 2011
139,600         41 pence                    18 December 2006-17 December 2011
112,235         49 pence                    1 June 2005-30 November 2005
231,800         50 pence                    20 June 2005-19 June 2012
13,860          50 pence                    20 June 2005-19 June 2012
16,750          50 pence                    20 June 2007-19 June 2012
46,768          49 pence                    1 September 2005-28 February 2006
167,500         38 pence                    12 September 2005-11 September 2012
52,500          38 pence                    12 September 2007-11 September 2012
415,071         10 pence                    28 October 2005-27 October 2012
1,162,500       31 pence                    6 December 2005-5 December 2012
402,500         31 pence                    6 December 2007-5 December 2012
851,925         11 pence                    5 December 2006 - 4 December 2013
1,203,000       11 pence                    5 December 2006 - 4 December 2013
653,375         11 pence                    5 December 2008 - 4 December 2013
2,520,000       1 pence                     23 December 2006 - 22 December 2013
2,047,500       1 pence                     4 March 2007 - 3 March 2014
47,300          12 pence                    5 March 2007 - 4 March 2014
15,000          12 pence                    5 March 2009- 4 March 2014
808,800         9 pence                     13 August 2007 - 12 August 2014
3,062,720       9 pence                     13 August 2007 - 12 August 2014
1,300,925       9 pence                     13 August 2009 - 12 August 2014
135,000         6 pence                     6 December 2007 - 5 December 2014
5,460,000       6 pence                     6 December 2007 - 5 December 2014
1,280,000       6 pence                     6 December 2009 - 5 December 2014
1,673,904       7.2 pence                   1 November 2007 - 30 April 2008

At 31 December 2004 there were a further 18,219,369 shares available for grant under options.


WARRANTS

Under the terms of the UK placing, US private placement and open offer completed in December 2003, warrants over 56,280,507 ordinary shares of the Company were issued. Each warrant entitles the holder to subscribe for one ordinary share at a price of 12.5p per share at any time during the period 1 July 2004 to 31 December 2008. Based on the share price of the Group at the time of the offer the Directors have not attributed any value to the warrants.

Warrants over 17,190 ordinary shares were exercised during the year, leaving warrants over 56,263,317 ordinary shares outstanding at 31 December 2004.


METAXEN WARRANTS.

Warrants over MetaXen Class E preferred shares which are convertible into warrants over shares of Xenova Group plc under certain circumstances, were outstanding as follows:

NUMBER          EXERCISE PRICE PER SHARE    EXERCISE PERIOD
--------------------------------------------------------------------------------
14,516          $7.75                       5 November 2002 - 1 July 2007

The maximum number of shares in Xenova Group plc which may be issued is 14,516.

23     SHARES TO BE ISSUED

                                                                    Shares to be
                                                                          issued
GROUP AND COMPANY                                                       [GBP]000
--------------------------------------------------------------------------------
At 1 January 2004                                                          6,483
Acquisition of KS Biomedix                                                    (6)
--------------------------------------------------------------------------------
AS AT 31 DECEMBER 2004                                                     6,477
--------------------------------------------------------------------------------

Deferred consideration of 10p per KS Biomedix share in issue at the time of acquisition is payable in Xenova shares, if TransMID(TM) has obtained its marketing authorisation in the US or EU and is sold commercially prior to 14 August 2011.

Based on the closing share price of 6.625p on 31 December 2004, this would result in the issue of 97,761,653 ordinary 1p shares in the company.

24     OTHER RESERVES

                                                   Share                                          Profit
                                                 premium      Merger     Special       Other    and loss
                                                 account     reserve     reserve    reserves     account
GROUP                                           [GBP]000    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------------------------------
At 1 January 2004                                 97,827      30,859           -      17,328    (130,427)
Issued in respect of acquisition of
KS Biomedix                                            4           2           -           -           -
Issued on exercise of warrants                         2           -           -           -           -
Cancellation of deferred shares                        -           -      21,949           -           -
Expense on issue                                     (22)          -           -           -           -
Credit for share options and deferred
bonus share awards (note 22)                           -           -           -           -         168
Loss for the year                                      -           -           -           -     (12,523)
Exchange movement                                      -           -           -           -         (11)
--------------------------------------------------------------------------------------------------------
AS AT 31 DECEMBER 2004                            97,811      30,861      21,949      17,328    (142,793)
--------------------------------------------------------------------------------------------------------

                                                       Share premium      Merger     Special  Profit and
                                                             account     reserve     reserveloss account
COMPANY                                                     [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------------------------------
At 1 January 2004                                             97,827      30,859           -     (51,654)
Issued in respect of acquisition of
KS Biomedix                                                        4           2           -           -
Issued on exercise of warrants                                     2           -           -           -
Cancellation of deferred shares                                    -           -      21,949           -
Expense on issue of shares                                      (22)           -           -           -
Credit for share options and deferred bonus share
awards (note 22)                                                   -           -           -         168
Loss for the year                                                  -           -           -    (57,920)
Exchange movement                                                  -           -           -          18
--------------------------------------------------------------------------------------------------------
AS AT 31 DECEMBER 2004                                        97,811      30,861      21,949    (109,388)
--------------------------------------------------------------------------------------------------------

The share premium account is a non-distributable reserve.

The merger reserve arises from the application of merger relief to the issue of shares for the acquisition of Cantab Pharmaceuticals plc and KS Biomedix Holdings plc.

Other reserves include [GBP]15,735,000 arising on the formation of Xenova Group plc and [GBP]1,593,000 of unrealised profits arising on the sale of the business of Xenova Discovery in 1999.

The special reserve arises on the cancellation of the deferred shares and is a non-distributable reserve.

25     MOVEMENT IN SHAREHOLDERS' FUNDS

                                                                2004        2003
EQUITY SHAREHOLDERS' FUNDS                                  [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Loss for the financial year                                  (12,523)    (15,004)
Other recognised gains and losses                                (11)        228
Shares issued and to be issued in respect of acquisition           1      17,059
Proceeds of share issues                                           2      21,785
Share issue costs                                                (22)     (2,244)
Capital reorganisation                                             -     (21,949)
Cancellation of deferred shares                               21,949           -
Credit for share options and deferred bonus share awards
(note 22)                                                        168           -
--------------------------------------------------------------------------------
Net increase/(decrease) in equity shareholders' funds          9,564        (125)

Equity shareholders' funds at 1 January                       26,385      26,510
--------------------------------------------------------------------------------
Equity shareholders' funds at 31 December                     35,949      26,385
--------------------------------------------------------------------------------
NON-EQUITY SHAREHOLDERS' FUNDS
Issue of deferred shares                                           -      21,949
Cancellation of deferred shares                              (21,949)          -
--------------------------------------------------------------------------------
Non-equity shareholders' funds at 1 January                   21,949           -
Non-equity shareholders' funds at 31 December                      -      21,949
--------------------------------------------------------------------------------


26     CASH FLOW STATEMENT

RECONCILIATION OF OPERATING LOSS TO NET CASH                    2004        2003
OUTFLOW FROM OPERATING ACTIVITIES                           [GBP]000    [GBP]000
--------------------------------------------------------------------------------
Operating loss                                               (14,773)    (16,319)
Depreciation                                                     891       1,211
Amortisation                                                   2,333       1,589
Exceptional impairment of tangible fixed assets               (2,745)       (520)
Loss/(profit) on disposal of tangible fixed assets                 9        (118)
Charge for long term incentive scheme                            168           -
(Decrease)/increase provision for liabilities and charges     (1,333)      1,752
(Increase) in work in progress                                   (26)       (662)
(Decrease)/increase in debtors                                    92        (143)
Decrease in creditors                                           (474)     (1,541)
Decrease in deferred license fees                             (2,004)     (3,086)
--------------------------------------------------------------------------------
Net cash outflow from operating activities                   (17,862)    (17,837)
--------------------------------------------------------------------------------

Cash outflow in respect of exceptional reorganisation costs was [GBP]nil (2003:
[GBP]2,370,000).

ANALYSIS OF NET FUNDS                          1 January        Cash       Other    Exchange 31 December
                                                    2004        flow    non cash    movement        2004
                                                [GBP]000    [GBP]000    [GBP]000    [GBP]000    [GBP]000
--------------------------------------------------------------------------------------------------------
Cash in hand and at bank                          12,070     (10,500)          -           -       1,570
Short term deposits                               14,994      (3,995)          -           -      10,999
Current asset investments                            443           -         (12)        (30)        401
--------------------------------------------------------------------------------------------------------
                                                  27,507     (14,495)                             12,970

Secured loans due within one year                    (48)         48           -           -           -
Secured loans due after one year                    (132)        132           -           -           -
Finance leases                                       (34)         25           9           -           -
--------------------------------------------------------------------------------------------------------
                                                  27,293     (14,290)         (3)        (30)     12,970
--------------------------------------------------------------------------------------------------------

27     RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH GROUP COMPANIES

The Company has taken advantage of the exemption available to parent companies under FRS 8 'Related Party Disclosures' not to disclose transactions and balances between Group companies, which have been eliminated on consolidation.

Phogen Limited is a related party of the Group as Xenova Research Limited, the Company's wholly owned subsidiary, has a 45% interest in the share capital and 50% of the voting rights of Phogen Limited. During the year, the Group recharged expenses of [GBP]26,000 (2003: [GBP]92,000) to Phogen Limited. The amount outstanding at 31 December 2004 was [GBP]24,000 (31 December 2003: [GBP]43,000).

Discerna Limited is also a related party of the Group as Xenova KS Limited (formerly KS Biomedix Holdings plc) the Company's wholly owned subsidiary, has a 50% interest in the share capital and voting rights of Discerna Limited. In December 2003 the Group paid [GBP]109,000 to Discerna, being the final instalment of its investment in the joint venture. There were no transactions with Discerna during the year or outstanding balances at 31 December 2004 or 31 December 2003.

There were no material transactions with other related parties during the year.


28     SALE OF MANUFACTURING FACILITY

On 1 September 2004, Xenova completed the sale of the business and assets of KS Avicenna Inc, its manufacturing facility based in Edmonton, Canada for C$7,000,000 ([GBP]3,043,000). Under the terms of the agreement Xenova received C$5,000,000 ([GBP]2,174,000) at completion and will receive a further C$2,000,000 ([GBP]869,000) payable in two equal instalments. The disposal resulted in a loss of [GBP]62,000.

                                                                        [GBP]000
--------------------------------------------------------------------------------
SALE OF BUSINESS COMPRISES
Fixed assets                                                               2,862
Capital commitment                                                            52
Finance leases                                                                (9)
Loss on disposal                                                             (62)
--------------------------------------------------------------------------------
                                                                           2,843
--------------------------------------------------------------------------------

SATISFIED BY:
Cash                                                                       2,174
Deferred consideration                                                       870
Disposal expenses                                                           (201)
--------------------------------------------------------------------------------
                                                                           2,843
--------------------------------------------------------------------------------


29     FINANCIAL COMMITMENT AND CONTINGENCIES

The Group has commitments of up to $4.5 million, payment of which is contingent upon successful product licensing, development, registration and approval.

GLOSSARY

To assist the reader in understanding the descriptions contained in this document, a glossary of scientific and other terms is set out below:

Affinity The strength of the binding between an antibody and its antigen

Antibody A protein manufactured by lymphocytes to neutralise an antigen (usually a foreign protein) in the body. The formation of antibodies against a foreign protein is part of the body's normal defence system

Bioavailability            The extent to which a chemical is absorbed and
                           distributed in the blood in an unchanged form following administration to a living organism

Blood-brain barrier        The division between the blood circulation
                           and the tissue of the brain, which is permeable only to specific molecules, always below a certain size

CED                        Convection enhanced delivery

Clinical trial             Research study conducted with healthy subjects
                           or patients usually to evaluate a new treatment of drug

Cytotoxic                  An agent which possesses a specific destructive
                           action on certain cells

Diphtheria                 An acute infectious disease caused by certain
                           toxigenic strains of Corynebacterium diphtheriae

DNA                        Deoxyribonucleic acid, the chemical basis of genes

Efficacy The ability of a drug to produce the desired therapeutic effect

EMEA                       European Medicines Agency

Enzyme A protein produced in a living organism that acts as a catalyst for a chemical process

FDA                        Food and Drug Administration in the USA

GBM Glioblastoma multiforme, a malignant brain tumour, which is a subset of glial tumours

Glioma Any of the largest group of primary tumours of the brain, composed of malignant glial cells

Immunogenic                Triggering a response from the immune system

Indication                 A condition that a medicine is designed to
                           treat

In Vitro A biological or biochemical process carried out in a test-tube, culture plate or similar vessel

In Vivo A biological or biochemical process occurring in a living organism or cell

Ligand                     The molecule that binds to a specific receptor

Locoregional               Delivery of a drug to a localised region

Lymphocyte                 White blood cell, part of the immune system

MDR Multi-drug resistance - the resistance of cancer cells to a range of anti-cancer drugs

MDR modulator              A compound that modifies multi-drug resistance

Monoclonal antibody        Antibody directed to a single epitope on the
                           target molecule

MRP                        Multi-drug resistance protein

NSCLC                      Non-small cell lung cancer

Oncology The study and practice of cancer research and treatment

Open-labelled              A study where the test drug is known to all parties
                           involved

Orphan drug                A designation by the FDA or EMEA for certain drugs
                           for rare diseases and conditions

OX40 A receptor on white blood cells which is a co-stimulatory factor in the immune response cascade

OX40 Ligand (OX40L)        A protein which binds to the OX40 receptor

P-gp/P-glycoprotein        A protein which pumps alien chemicals, including
                           certain anti-cancer drugs, out of living cells

P-gp-inhibitor             A compound that acts as an MDR modulator by the
                           inhibition of P-gp

Pharmacokinetic            The study of absorption, distribution, metabolism
                           and excretion of a drug

Phase I A clinical trial in healthy subjects or patients with the primary objective of evaluating the safety and tolerability, and sometimes the pharmacokinetics, of a drug candidate

Phase II A clinical trial in patients with the objective of evaluating the safety and preliminary efficacy of a drug candidate

Phase IIa                  An early-stage Phase II clinical trial involving a
                           small number of patients which usually aims to provide evidence of the desired pharmacological activity

Phase IIb                  A late Phase II clinical trial involving patients
                           which usually aims to provide preliminary evidence of efficacy and often includes different dosage regimens

Phase I/II                 A Phase I clinical trial in which evidence of
                           pharmacological activity is also investigated

Phase III                  A clinical trial with the objective of evaluating the
                           definitive safety and efficacy of a drug candidate

Pre-clinical               The testing of an experimental drug, in or in animals

SPA Special Protocol Assessment - an FDA process to evaluate a clinical trial protocol and other trial documents

Systemic                   Involving the whole body

Target A disease mechanism defined at a molecular level that can be the subject of therapeutic intervention

Therapeutic area           A group of diseases or conditions, generally all
                           belonging to the same physiological system or treated with similar drugs

Therapeutic vaccine        A vaccine which specifically stimulates the immune
                           system for the treatment of a certain pre-existing disease

Topoisomerases             A family of enzymes involved in the process of
                           duplication of DNA, of which there are two major types, topoisomerase I and II

Transferrin                A protein essential for the transport and supply
                           of iron to cells

Vaccine A preparation containing a substance derived from a living organism used to stimulate the immune system to develop defences against a disease or condition

Vector Plasmid or virus-DNA that is used to introduce genes into a host cell

INVESTOR INFORMATION

INVESTOR/MEDIA
For further information contact:
Veronica Cefis Sellar
Corporate Communications
Xenova Group plc
Telephone: 01753 706600

REGISTERED AUDITORS
PricewaterhouseCoopers LLP
Abacus House
Castle Park
Cambridge
CB3 0AN

REGISTRARS
Computershare Investor Services plc
PO Box 82
The Pavillions
Bridgewater Road
Bristol
BS99 7NH

BANKERS
Barclays Bank plc
Barclays House
9/10 Victoria House
Basingstoke
Hampshire
RG21 3BT

LEGAL ADVISORS
Simmons & Simmons
CityPoint
One Ropemaker Street
London
EC2Y 9SS

LEGAL ADVISORS (SPECIAL PROJECTS)
Anderson & Company
76 Wallingford Road
Shillingford
Oxfordshire
OX10 7EU

US ATTORNEYS
Bingham McCutchen LLP
399 Park Avenue
New York
NY, 10022-4689
USA

BROKERS
Nomura International plc
Nomura House
1 St Martins-le-Grand
London
EC1A 4NP

ADR DEPOSITARY BANK
The Bank of New York
101 Barclay Street
New York
NY 10286
USA

FINANCIAL PUBLIC RELATIONS (UK)
Financial Dynamics
Holborn Gate
26 Southampton Buildings
London
WC2A 1PB

FINANCIAL PUBLIC RELATIONS (US)
The Trout Group/BMC Communications
740 Broadway
Suite 903
New York
NY 1003
USA

Discover more...
Visit www.xenova.com for the latest up to the minute information, press releases, news of development programmes and partnerships, and our dedicated investor centre.

Xenova Group plc
957 Buckingham Avenue
Slough
Berkshire
SL1 4NL

Telephone         +44 (0)1753 706600
Fax:              +44 (0)1753 706607

Registered Number 2698673
                                                                              62

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JUNE 1, 2005                         XENOVA GROUP PLC
                             ---------------------------------------------------
                                            Daniel Abrams,
                                           Finance Director